SembCorp
Industries

Rule 12g3-2(b) File No. 825109

RECEIVED
MAR 07 2002
354

02015828

SUPPL

22 February 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Enclosure

dlw 3/14

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 1 OF 22.02.2002
Announcement No. 1

SEMBCORP INDUSTRIES LTD

Placement Of (i) 213, 900, 000 New Ordinary Shares of S$0.25 Each In The Capital Of SembCorp Industries Ltd ("New SembCorp Industries Shares") and (ii) Warrants Carrying The Right To Subscribe For New SembCorp Industries Shares ("Warrants")

SembCorp Industries Ltd (**SembCorp Industries**) wishes to announce that its placement of New SembCorp Industries Shares together with Warrants has been priced at S$1.62 for each New SembCorp Industries Share. Each Warrant carries the right to subscribe for one New SembCorp Industries Share at an exercise price of S$1.7334.

A total of 213,900,000 New SembCorp Industries Shares and 106,950,000 Warrants will be issued pursuant to the placement. Every two New SembCorp Industries Shares will be issued together with one Warrant.

The pricing of the New SembCorp Industries Shares and the exercise price of the Warrants were determined following the completion of an accelerated book-building exercise conducted by Deutsche Bank AG, acting through its Singapore branch (**Deutsche Bank**).

Subject to the fulfillment of the conditions contained in the Placement Agreement entered into between SembCorp Industries and Deutsche Bank on February 20, 2002, the New SembCorp Industries Shares and the Warrants are expected to be allotted and issued on February 28, 2002, and the New SembCorp Industries Shares are expected to be admitted to the Official List of the Singapore Exchange Securities Trading Limited at 9.00 a.m. on March 1, 2002.

Linda Hoon Siew Kin
Group Company Secretary
Singapore, February 22, 2002

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. "UNITED STATES" MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES, AND THE DISTRICT OF COLUMBIA.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 22/02/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Lifting of Suspension Of Trading In SembCorp Industries Ltd Shares

22 February 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

LIFTING OF SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

Further to our request to suspend trading of all the ordinary shares of S$0.25 each ("Shares") in the capital of SembCorp Industries Ltd on Thursday, 21 February 2002, we would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to resume trading of all the Shares at 9.00 a.m. on Friday, 22 February 2002.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 22/02/2002 to the SGX

SembCorp Industries

RECEIVED MAR 07 2002 354

Rule 12g3-2(b) File No. 825109

21 February 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

SembCorp Industries Ltd 9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 79 OF 20.02.2002
Announcement No. 81

SEMBCORP INDUSTRIES LTD

SembCorp Industries' 2001 Profit Rise 51 Per Cent To $176 Million, Earnings From Key Businesses Up Strongly By 55 Per Cent

SembCorp Industries today announced its FY 2001 unaudited results.

Highlights of the year's performance are:

- Net earnings or PATMI grew 51 per cent to $176 million.
- Combined profits from the Group's five Key Businesses – Utilities, Engineering & Construction, Environmental Engineering, Logistics and Marine Engineering -- climbed 55 per cent over the previous year to $156 million.
- ROE was 19 per cent (12 per cent in 2000).
- the Board of SembCorp Industries is recommending a first and final dividend of 12 per cent (less tax of 24.5 per cent) for 2001 which is equivalent to 3 cents per share. In 2000, the dividend declared was 10 per cent or 2.5 cents per share.
- the Group orderbook, which combines the E&C, SMOE and Marine Engineering orders (but excluding long-term contracts), is now around $3.7 billion.
- SembCorp Industries' 2002 management target is to grow its earnings by at least 20 per cent over 2001.

Mr Wong Kok Siew, Deputy Chairman & CEO, remarked: "Notwithstanding the ups and downs of the economy, SembCorp Industries' profit growth since 1998 has been consistent. We have returned our shareholders a compound average growth rate in profits of 23 per cent over the last three years."

Mr Wong added: "Our strategies haven't changed. We have kept to the same three management philosophies since 1998: Focus on engineering service businesses, be at least number one or two in Asia (outside Japan) and observe strong financial discipline."

Continuing, he said: "Today we have five Key Businesses that are growing well or have strong futures. We are dominant in our market space and our financial performance is trending in the right direction."

This news release should be read and understood in conjunction with all related filings made by SembCorp Industries today on Masnet as well as the Disclaimer contained in those materials.

This announcement is not an offer of securities for sale in the United States, securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

END

Released on: February 20, 2002

For more information, please call:

Ms Soh Kim Lian
Assistant Vice President
Group Corporate Relations
SembCorp Industries
Tel: 3579 160
Fax: 3522 163
Email: soh.kimlian@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/02/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Unaudited Full Year Financial Statement And Dividend Announcement

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group and the Company for the year ended December 31, 2001.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		31/12/01	31/12/00	Change	31/12/01	31/12/00	Change
1.(a)	Turnover	3,225,215	2,894,943	11.4	618,348	77,852	694.3
1.(b)	Investment income	7,819	4,074	91.9	0	0	0
1.(c)	Other income including interest income	74,214	77,459	(4.2)	16,234	7,187	125.9
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	435,992	433,042	0.7	622,439	76,477	713.9
2.(b)(i)	Interest on borrowings	(90,162)	(86,299)	4.5	(22,716)	(3,936)	477.1
2.(b)(ii)	Depreciation and amortisation	(148,837)	(138,012)	7.8	(644)	(724)	(11.0)
2.(b)(iii)	Foreign exchange gain	5,447	5,018	8.5	0	0	0
2.(c)	Exceptional items	42,773	(425)	NM	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	245,213	213,324	14.9	599,079	71,817	734.2

		Group			Company		
		S$'000		%	S$'000		%
		31/12/01	31/12/00	Change	31/12/01	31/12/00	Change
2.(e)	Income derived from associated companies &JV	95,064	36,675	159.2	0	0	0
2.(f)	Less income tax	(90,766)	(84,306)	7.7	(148,396)	(19,603)	657.0
2.(g)(i)	Operating profit after tax before deducting minority interests	249,511	165,693	50.6	450,683	52,214	763.1
2.(g)(ii)	Less minority interests	(73,421)	(49,038)	49.7	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	176,090	116,655	50.9	450,683	52,214	763.1
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	176,090	116,655	50.9	450,683	52,214	763.1

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	7.74%	5.72%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	17.07%	13.76%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
3.(c)(i)	Based on existing issued share capital	10.96	7.27
3.(c)(ii)	On a fully diluted basis	10.95	7.27
3.(d)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital	10.96	7.27
	(ii) On a fully diluted basis	10.95	7.27
3.(e)	Net tangible asset backing per ordinary share cts	59.13	52.43

Note : -
N.M. --- Not Meaningful
Full year ended December 31, 2000 has been restated with the adoption of the new/revised Statements of Accounting Standard ("SAS"). See paragraph 14 for details.

		Group			Company		
		S$'000		%	S$'000		%
		31/12/01	31/12/00	Change	31/12/01	31/12/00	Change
4.(a)	Sales reported for first half year	1,410,081	1,397,017	0.9	0	0	0
4.(b)	Operating profit [2(g)(i) above] reported for first half year	206,411	186,385	10.7	599	264	126.9
4.(c)	Sales reported for second half year	1,815,134	1,497,926	21.2	618,348	77,852	694.3
4.(d)	Operating profit [2(g)(i) above] reported for second half year	43,100	(20,692)	N.M.	450,084	51,950	766.4

4.(e) Comments
(i) For item 4(b), in both years, first half year included net exceptional gains arising from disposals/dilution of interest in investments & business.
(ii) For item 4(d), in both years, second half year included impairment allowances for assets and investments when year-end valuation were conducted.

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group's tax charge in 2001 included a writeback of over provision of current tax of $3,459,000 and deferred tax of $3,911,000 in respect of prior years.

5.(b) Amount of any pre-acquisition profits

There are no pre-acquisition profits included in the results for the year.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
There are no material profits from sale of investments and properties in the results reported except those disclosed as Exceptional items (refer note 5(d)).	$0.00

5.(d) Any other comments relating to Paragraph 5

	GROUP FY2001 $'000
The Group's exceptional items comprise the following:	
Gain/(loss) on disposals/dilution of interest in investments and business	111,709
Impairment allowances for assets and investments	(33,418)
Others	(35,518)
Exceptional items before tax and minority interest	42,773
Less: Tax and minority interest	(18,280)
Net Exceptional items	24,493

6. Segmental Results

6.1 Business Segmental Information

	Utilities $'000	Engineering & Construction $'000	Env'l Engineering $'000	Logistics $'000	Marine Engineering $'000	In Devpt $'000	Corporate $'000	Eliminations $'000	Consolidation $'000
By Business Activity									
FY2001									
Total revenue from external customers	548,319	618,505	139,700	469,161	850,064	598,536	930	-	3,225,215

	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Corporate	Eliminations	Consolidation
Revenue	549,539	646,116	140,601	473,050	854,461	607,306	16,673	(62,531)	3,225,215
Segment results (Profit before Interest, Income Tax & Share of results of Associated Companies & Joint Ventures)	60,340	6,419	500	92,492	81,881	47,563	519	-	289,714
Interest income	4,427	7,110	496	1,655	19,627	7,947	23,929	(19,530)	45,661
Financing costs	(23,562)	(7,446)	(328)	(10,976)	(292)	(22,941)	(44,147)	19,530	(90,162)
Profit before Income Tax & Share of results of Associated Companies & Joint Ventures	**41,205**	**6,083**	**668**	**83,171**	**101,216**	**32,569**	**(19,699)**	**-**	**245,213**
Share of results of Associated Companies & Joint Ventures	14,249	965	8,622	52,567	(405)	19,066	-	-	95,064
Profit before Income Tax	**55,454**	**7,048**	**9,290**	**135,738**	**100,811**	**51,635**	**(19,699)**	**-**	**340,277**
Taxation									(90,766)
Minority Interest									(73,421)
Profit after Tax attributable to Members of the Company									**176,090**

FY2000	Utilities $'000	Engineering & Construction $'000	Env'l Engineering $'000	Logistics $'000	Marine Engineering $'000	In Devpt $'000	Corporate $'000	Eliminations $'000	Consolidation $'000
Total revenue from external customers	302,819	632,891	71,551	444,720	757,701	675,852	9,409	-	2,894,943
Inter-segment revenue	5,248	29,772	29	3,612	5,307	5,372	13,710	(63,050)	-
Revenue	308,067	662,663	71,580	448,332	763,008	681,224	23,119	(63,050)	**2,894,943**
Segment results (Profit before Interest, Income Tax & Share of results of Associated Companies & Joint Ventures)	33,255	11,730	(1,423)	63,840	85,131	30,134	25,685	-	248,352
Interest income	5,738	9,869	1,131	2,499	17,886	6,210	35,619	(27,681)	51,271
Financing costs	(13,542)	(6,504)	(3,416)	(11,465)	(1,327)	(17,964)	(59,762)	27,681	(86,299)
Profit before Income Tax & Share of results of Associted Companies & Joint Ventures	**25,451**	**15,095**	**(3,708)**	**54,874**	**101,690**	**18,380**	**1,542**	**-**	**213,324**
Share of results of Associated Companies & Joint Ventures	2,373	614	6,342	10,458	(5,314)	22,202	-	-	36,675
Profit before Income Tax	**27,824**	**15,709**	**2,634**	**65,332**	**96,376**	**40,582**	**1,542**	**-**	**249,999**
Taxation									(84,306)
Minority Interest									(49,038)
Profit after Tax attributable to Members of the Company									**116,655**

By Country of Incorporation

FY 2001	Utilities $'000	Engineering & Construction $'000	Env'l Engineering $'000	Logistics $'000	Marine Engineering $'000	In Devpt $'000	Corporate $'000	Eliminations $'000	Consolidation $'000
Turnover									
Singapore	520,638	455,117	140,601	355,201	829,881	405,527	16,673	(62,531)	2,661,107
Rest of Asia	28,901	75,912	-	100,010	24,580	94,256	-	-	323,659
Others	-	115,087	-	17,839	-	107,523	-	-	240,449

By Geographical Areas

	Turnover		% of Turnover	
	FY2001	FY2000	FY2001	FY2000
	$'000	$'000		
Singapore	1,915,227	1,766,891	59.4%	61.0%
Rest of Asia	571,583	509,729	17.7%	17.6%
Others	738,405	618,323	22.9%	21.4%
	3,225,215	2,894,943	100.0%	100.0%

By Key Businesses

	Turnover (Exclude Inter-segment revenue)			Profit before Income Tax		
	FY2001	FY2000	+/(-)	FY2001	FY2000	+/(-)
	$'000	$'000	%	$'000	$'000	%
Utilities	548,319	302,819	81.1	55,454	27,824	99.3
Engineering & Construction ("E&C")	618,505	632,891	(2.3)	7,048	15,709	(55.1)
Environmental Engineering ("EE")	139,700	71,551	95.2	9,290	2,634	252.7
Logistics	469,161	444,720	5.5	135,738	65,332	107.8
Marine Engineering ("Marine")	850,064	757,701	12.2	100,811	96,376	4.6
	2,625,749	2,209,682	18.8	308,341	207,875	48.3
In Development	598,536	675,852	(11.4)	51,635	40,582	27.2
Corporate	930	9,409	(90.1)	(19,699)	1,542	N.M
	3,225,215	2,894,943	11.4	340,277	249,999	36.1

7.(a) Review of the performance of the company and its principal subsidiaries

Group Overview

Group Turnover for FY2001 improved by $330 million, an increase of 11 per cent, from $2,895 million to $3,225 million despite difficult market conditions.

Operating Profit before Income Tax has improved from $250 million to $340 million, an increase of $90 million or 36 per cent. Profit attributable to Shareholders has improved from $117 million to $176 million, an increase of $59 million or 51 per cent. This improvement is largely contributed by strong earnings growth from Utilities and Logistics. Environmental Engineering has also shown a significant improvement.

Segmental Overview

Turnover

Turnover for the five Key Businesses contributed 81 per cent of FY2001 turnover (FY2000: 76 per cent), an improvement of 19 per cent or $416 million over last year. Utilities turnover increased by 81 per cent due to strong performance from SUT Sakra and SUT Seraya ("SUTs") and SMOE (formally known as Sembawang Marine and Offshore Engineering "SMOE"), and commencement of commercial operations of SembCorp Cogen since September 2001. SembCorp Cogen has become a subsidiary since February 2001. Environmental Engineering turnover increased by 95 per cent with full year contribution from Semac (a subsidiary acquired in August 2000). Logistics turnover increased by 6 per cent due to higher supply chain management income. Marine turnover increased by 12 per cent from improvement in ship repair and shipbuilding volume. In Development companies declined by 11 per cent. The lower turnover was primarily because we no longer consolidate turnover from Singapore Computer Systems ("SCS"), which became an associated company in May 2000.

Profit before Income Tax "PBT"

The five Key Businesses continued to be the key profit contributors to the Group. PBT from the five Key Businesses contributed 91 per cent of FY2001 Group's PBT (FY2000: 83 per cent), a significant increase of 48 per cent from $208 million to $308 million. PBT from In Development companies improved by 27 per cent from $41 million to $52 million.

Utilities

Utilities performed well, showing an increase of $27 million or 99 per cent over last year. SUTs and SMOE were the two key contributors to growth. SembCorp Cogen has begun its contribution since it commenced operations in September 2001. Utilities' associated companies and joint ventures have also performed better than last year.

Engineering & Construction ("E&C")

E&C's margin was affected by the difficult market conditions and keen competition. It was further affected by the losses from its tile operations in Hebei, China.

Environmental Engineering

PBT improved by $7 million with full year contribution from Semac and SembSITA Pacific.

Logistics

PBT improved significantly by $70 million or 108 per cent. This was mainly due to better performance from supply chain management and higher profits from Kuehne & Nagel International, an associated company in which we invested in December 2000. PBT included an exceptional gain of $35 million arising from its divestment efforts net of impairment allowance.

Marine Engineering ("Marine")

PBT showed a net increase of $4 million or 5 per cent over last year. The increase was attributed mainly to the improvement in ship repair volume and lower losses from its associated companies.

In Development

In Development companies include the Group's food subsidiary, internet service provider, minting services, industrial parks, and other businesses such as hotels and resorts. PBT improved by $11 million mainly due to better results from Singapore Food Industries and reduced losses from building materials and Pacific Internet. These improvements were however, partially offset by share of profit from SCS, of which we now own only 20 per cent.

Corporate

The Corporate expenses net of gain on investments and financing costs were $21 million lower than FY2000. FY 2001 results included impairment of investments of about $13 million.

Solitaire

The hearing regarding Allseas' contractual right of termination was completed in December 2001 but no award has yet been announced.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

Subsequent Events

On February 18, 2002, a subsidiary, SembCorp Marine Ltd, disposed of its entire 25.49% interest comprising 100,350,000 ordinary shares in Jurong Technologies Industrial Corporation Limited at 29 cents per share for a total consideration of $27.98 million.

In the opinion of the Directors, saved as disclosed above, no item, transaction or event of a material and unusual nature has arisen during the period from December 31, 2001 to the date of this announcement which would affect substantially the results of the Group and Company for the period ended December 31, 2001.

8. Commentary on current year prospects

For current year, operating performances of all Key Businesses are also expected to improve. In Development companies' performance as a whole is also expected to be better than FY2001. Barring unforseen circumstances, the Group expects to perform better than FY2001.

Utilities

Utilities is expected to show healthy growth over last year. Growth will come from SUT Sakra's Phase C and D expansion and full year of commercial operations of SembCorp Cogen. Utilities' associated companies and joint ventures are also expected to perform well.

Engineering & Construction ("E&C")

The market conditions for the business sector remain difficult. However, E&C has secured an order book of about $1.8 billion as at December 31, 2001. With enhanced upstream process engineering capabilities contributed by Simon-Carves (acquired in May 2001) and a focus on civil engineering projects, E&C is expected to perform better than last year.

Environmental Engineering

This key business will focus on improving the systems and processes of its local operations to increase profitability. A new emphasis will be on materials recovery as a future source of income. On the whole, this sector is expected to outperform its FY2001 performance.

Logistics

Logistics is expected to continue to grow mainly from its supply chain management operations. Growth will come from geographical expansion and new customers from increased marketing effort and from global partnership with Kuehne & Nagel International. Of all the countries that SembLog is/will be operating in, China is expected to achieve the highest growth rate.

Marine Engineering

Marine Engineering will continue to grow through its global hub strategy. Two new repair and conversion hubs have been established in Brazil and China. Earnings are expected to improve with contributions from its associated companies in the offshore sector and a healthy order book of $1.4 billion (exclusive of ship repair) as at December 31, 2001.

In Development and Corporate

Overall performance is expected to be better than FY2001, with improved contributions from the food subsidiary and the Internet service provider. Efforts to unlock shareholder value through progressive divestment of the In Development companies will continue through 2002.

9. Dividend

(a) Present Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	12 % per ordinary share less tax
Par value of shares	S$0.25
Tax Rate	24.5%

(b) Previous Corresponding Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	10 % per ordinary share less tax
Par value of shares	S$0.25
Tax Rate	24.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	36,384	30,297
Preference	0	0
Total:	36,384	30,297

(d) Date payable

The proposed dividend if approved at the AGM to be held on May 31, 2002 will be paid on June 28, 2002.

(e) Books closing date

Registrable Transfers received by the Company's Registrar, M&C Services Private Limited at 138

Robinson Road #17-00 The Corporation Office, Singapore 068906, up to 5.00 p.m. on June 11, 2002 will be registered before entitlements to the proposed dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from June 12, 2002 to June 13, 2002, both dates inclusive, for the payment of dividend.

(f) Any other comments relating to Paragraph 9

NIL

10. Balance sheet

	GROUP		COMPANY	
		As Restated		As Restated
	31/12/01	**31/12/00**	**31/12/01**	**31/12/00**
	$'000	$'000	$'000	$'000
Fixed assets and assets on lease	2,247,973	1,634,644	1,264	1,381
Investment properties	547	1,066	-	-
Investments in subsidiaries	-	-	2,612,269	471,303
Investments in Associated Companies & Joint Ventures	782,982	720,832	-	-
Other financial assets	165,022	207,096	90	81
Long term receivables and assets	323,696	238,320	-	-
Intangible assets	81,718	6,209	-	-
Current assets	2,604,246	2,580,282	654,490	540,101
Other Current liabilities	(2,948,293)	(2,986,877)	(1,844,152)	(262,005)
Net current (liabilities)/assets	(344,047)	(406,595)	(1,189,662)	278,096
	3,257,891	2,401,572	1,423,961	750,861
Less: Non-current liabilities				
Term Loan	(1,386,455)	(858,441)	(500,000)	(250,000)
Other non-current liabilities	(168,280)	(167,644)	(1,248)	-
	1,703,156	1,375,487	922,713	500,861
Share Capital	401,586	401,286	401,586	401,286
Reserves	629,919	446,472	521,127	99,575
Share capital and reserves	1,031,505	847,758	922,713	500,861
Minority interests	671,651	527,729	-	-
	1,703,156	1,375,487	922,713	500,861

10 (a) Assets and Liabilities

	Utilities	**Engineering & Construction**	**Env'l Engineering**	**Logistics**	**Marine Engineering**	**In Devpt**	**Corporate**	**Eliminations**	**Consolidations**
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
FY2001									
Segment assets	1,270,204	565,500	96,209	324,666	1,239,752	1,337,586	313,941	(260,529)	4,887,329
Investments in Associated Companies & Joint Ventures									782,982
Unallocated assets									535,873
Total assets									6,206,184

Segment liabilities	274,138	404,170	19,792	150,994	448,688	618,984	92,751	(260,529)	1,748,988
Unallocated liabilities									2,754,040
Total liabilities									4,503,028

	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Corporate	Eliminations	Consolidations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
FY2000									
Segment assets	425,890	526,493	115,867	397,218	1,108,499	1,047,040	309,423	(78,157)	3,852,273
Investments in Associated Companies and Joint Ventures									720,832
Unallocated assets									815,344
Total assets									5,388,449
Segment liabilities	173,776	416,911	33,262	160,691	432,766	356,660	102,598	(78,157)	1,598,507
Unallocated liabilities									2,414,455
Total liabilities									4,012,962

10(b) Capital expenditure-Fixed assets

	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Corporate	Consolidations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
FY2001	113,684	42,515	9,898	23,728	49,146	28,000	717	267,688
FY2000	49,369	15,731	5,080	28,509	45,462	18,143	14,036	176,330

10 (c) Significant non-cash items

	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Corporate	Consolidations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
– Depreciation and amortisation								
FY2001	26,886	11,519	11,344	21,287	31,976	35,868	9,957	148,837
FY2000	18,780	7,970	5,527	26,848	28,836	40,685	9,366	138,012
– Other non-cash items (including provisions, loss on disposals and exchange differences)								
FY2001	11,831	11,986	30	8,976	9,530	33,439	18,818	94,610
FY2000	9,273	25,268	1,158	35,893	4,590	5,442	6,262	87,886

10 (d) Consolidated Statement of Cash Flows

	GROUP	
	FY2001	FY2000
	$'m	$'m
Operating activities before change in working capital	404	405
Change in working capital	(538)	(78)
Cash Flows from Operating Activities	(134)	327
Cash Flows used in Investing Activities	(59)	(878)
Cash Flows from Financing Activities	(63)	600

Net (decrease)/increase in Cash and Cash Equivalents	(256)	49
Cash and Cash Equivalents at Beginning of Year	658	609
Cash and Cash Equivalents at End of Year	402	658

11. Details of any changes in the company's issued share capital

Under the Company's Executives' Share Option Scheme, 1,199,736 ordinary shares of $0.25 each were issued for the year ended December 31, 2001 (June 30, 2001: 1,014,582 shares).

As at December 31, 2001, the Company's issued and paid-up capital comprises 1,606,342,899 (June 30, 2001: 1,606,157,745) ordinary shares of $0.25 each. In addition, there were 45,939,358 (June 30, 2001: 53,012,414) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under Executives' Share Option Scheme.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/01		As at 30/06/01	
Secured	Unsecured	Secured	Unsecured
180,792	969,907	161,857	767,764

(b) Amount repayable after one year

As at 31/12/01		As at 30/06/01	
Secured	Unsecured	Secured	Unsecured
817,008	640,604	759,167	696,548

(c) Any other comments relating to Paragraph 12

The above total borrowings includes Project Finance loan of $562 million (June 30, 2001: $492 million)

13. **Economic Value-Added**

The Economic Value-Added ("EVA") for the Group is -$17.2 million (2000: -$10.9 million) for the year ended December 31, 2001. Weighted Average Cost of Capital is 8.2% (2000: 9.0%)

14. **Change in Accounting Policy**

In compliance with new/revised Statements of Accounting Standard, the Group has modified its accounting policies this year in respect of :

a. SAS 8 (Net profit or loss for the period, Fundamental Errors and Changes in Accounting Policies), Extraordinary item is classified as Exeptional. Comparatives in the Profit & loss statement were restated accordingly.

b. SAS 31 (Provisions), provision for dry dock and maintenance to be recognised on incurred basis instead of on anticipated basis.

c. SAS 32 (Financial Instruments: Disclosure and Presentation), dividends and redemption premium on the Redeemable Cumulative Preference Shares (total of: $11,028,000) were taken to Profit & Loss account as interest on borrowings instead of against Reserves.

d. SAS 17 (Employee Benefits), accrual for unconsumed annual leave on an earned basis instead of a consumed basis. Provision for staff benefits as at December 31, 2001 was increased by $8,281,000 (Group) and $189,000 (Company).

e. SAS 34 (Intangible assets), pre-operating expense was taken into Profit & Loss account as an expense instead of capitalised as intangible asset under the deferred expenditure. Net Assets as at December 31, 2000 was reduced by $8,328,000.

f. SAS 10 (Events after Balance Sheet date), dividend proposed of $30,297,000 after December 31, 2000 was credited back retained earnings.

The above changes in accounting policies, resulted in a net increase in Share Capital and reserves and Net Tangible Assets as at December 31, 2000 by $10,814,000 (Group) and $30,108,000 (Company). The accounting policy change with respect to items (d) and (f) did not have a material impact on the Profit & Loss accounts of the Group and of the Company for the FY 2001 and FY 2000.

"THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. "UNITED STATES" MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES, AND THE DISTRICT OF COLUMBIA."

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
February 20, 2002

MASNET No. 82 OF 20.02.2002
Announcement No. 84

SEMBCORP INDUSTRIES LTD

Placement of (i) New Ordinary Shares of S$0.25 Each ("Shares") In The Capital of SembCorp Industries Ltd; And (ii) Warrants Carrying The Right To Subscribe For New Shares ("Warrants")

Introduction

The Directors of SembCorp Industries Ltd (the "Company" or "SembCorp") wish to announce that the Company proposes to undertake a placement (the "Placement") of new Shares and Warrants by way of an underwritten accelerated book-building exercise.

Details of the Placement

New Shares and Warrants

The Placement involves the issue of:-

(a) up to 186,000,000 new Shares (the "Initial New Shares");

(b) up to 27,900,000 additional new Shares (the "Additional New Shares", and together with the Initial New Shares, the "New Shares"), subject to the exercise of an over-allotment option granted by the Company to Deutsche Bank AG, acting through its Singapore branch ("DB"); and

(c) up to 106,950,000 Warrants carrying the right to subscribe for 106,950,000 Shares (the " Warrant Shares"), in the proportion of one Warrant for every two New Shares allotted and issued.

The Initial New Shares represent in aggregate approximately 11.58 per cent. of the issued share capital of the Company as at the date of this announcement.

Underwriting

The Placement is being underwritten by DB pursuant to a placement agreement (the "Placement Agreement") entered into between the Company and DB on the date of this announcement.

Placement Price

Under the terms of the Placement Agreement, the placement price of each Initial New Share (the " Initial New Share Price") will be a minimum of S$1.59. In compliance with Practice Note 9c of the Singapore Exchange Securities Trading Limited (the "SGX-ST") Listing Manual, the Initial New Share Price represents a discount of 6.19 per cent. to the volume weighted average price of S$1.6949 for trades in the Shares as at the date of this announcement.

The placement price for each Additional New Share will be that agreed between the Company and DB.

An announcement will be made by the Company in due course when the Initial New Share Price and number of New Shares has been finalised.

Warrant Shares

The exercise price for the Warrant Shares will be approximately 107 per cent. of the Initial New Share Price, subject to adjustment in accordance with the terms and conditions of the Warrants. Up to 106,950,000 Warrant Shares may be issued pursuant to the exercise of the Warrants, representing

approximately 6.66 per cent. of the issued share capital of the Company as at the date of this announcement.

Approval for listing

The Placement is conditional upon, inter alia, approval in-principle being granted by the SGX-ST for the listing and quotation of the New Shares and the Warrant Shares on the Official List of the SGX-ST.

New Shares

The New Shares will be issued fully paid and will rank pari passu in all respects with the existing Shares as at the date of issue, except only that the New Shares will not carry the right to any dividends or other distributions (including, without limitation, interim dividends) declared, made or paid by the Company prior to the date of their issue, the record date for which is on or after the date of issue of the New Shares.

Substantial Shareholders' Agreement

Each of the substantial shareholders of the Company, Temasek Holdings (Private) Limited ("Temasek ") and Singapore Technologies Pte Ltd ("STPL"), has entered into an agreement dated February 20, 2002 with the Company and DB, pursuant to which, inter alia, each of Temasek and STPL has undertaken to vote in favour of the share issue mandate at the next annual general meeting of the Company.

Completion Date

The completion date of the Placement is expected to be on or about February 28, 2002.

Use of Proceeds

The estimated proceeds from the Initial New Share Placement will be approximately S$300 million.

The Company currently expects to use the proceeds to fund future investments and acquisitions to expand its five key business areas, namely, utilities, engineering and construction, environmental engineering, logistics and marine engineering, and for general working capital purposes. The Company has not yet determined the precise amount of the proceeds to be applied specifically for the purposes indicated. Pending such use of proceeds, the proceeds may be used to retire or to repay a portion of the outstanding indebtedness of the SembCorp group (the "Group") and/or placed in deposits.

Financial Effects of the Placement and Issue of Warrant Shares

The issue of the Initial New Shares will increase the net asset backing per Share of the Company as at December 31, 2001 by S$0.12 to S$0.69.

Interests of Directors and Substantial Shareholders

None of the Directors and substantial shareholders of the Company have any interest, direct or indirect, in the Placement.

Statement of Material Facts

Your attention is drawn to the Statement of Material Facts, in compliance with Part VI of the Fifth Schedule of the Companies Act, Chapter 50, which has today been filed with the Registrar of Companies and Businesses in Singapore and also released via MASNET.

Request for Suspension of Trading

In connection with the Placement, the Company has requested that trading in the Shares be suspended from 9.00 a.m. on Thursday, February 21, 2002 and to resume at 9.00 a.m. on Friday, February 22, 2002.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Singapore
February 20, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/02/2002 to the SGX

MASNET No. 83 OF 20.02.2002
Announcement No. 85

SEMBCORP INDUSTRIES LTD

Suspension of Trading in SembCorp Industries Ltd Shares

20 February 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to suspend trading of all the ordinary shares of S$0.25 each ("Shares") in the capital of SembCorp Industries Ltd from 9.00 am to 5.00 pm on Thursday, 21 February 2002, pending:-

(i) the completion of the accelerated book-building process for the placement of, inter alia, Shares (the "Placement"); and

(ii) the determination of the final pricing of the Shares under the Placement.

We would further request that trading of all the Shares of SembCorp Industries Ltd resume on Friday, 22 February 2002 at 9.00 am.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/02/2002 to the SGX

MASNET No. 84 OF 20.02.2002
Announcement No. 86

SEMBCORP INDUSTRIES LTD

Presentation Materials for Press And Analyst Conference on February 20, 2002

Sci-fy01.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/02/2002 to the SGX

SembCorp Industries

2001 Performance Review

February 20, 2002

1

DISCLAIMER

This presentation is not an offer of securities for sale in the United States, securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2

SCOPE

2001 Results

- Financial Performance
- Key Business Review
- Outlook and Management Target

3

2001 PERFORMANCE AT A GLANCE

PATMI	$176m
Earnings growth over FY00	51%
Earnings growth over FY00 excl. EI	30%
Key Business earnings growth over FY00	55%
ROE	19%
Group Orderbook excl. long-term contracts	$3.7bn

4


GROUP PERFORMANCE
PATMI excl. EI
$m
200
150
100
50
0
1998
1999
2000
2001
Av. CAGR 23%
5


GROUP PERFORMANCE
ROE excl. EI (%)
20
10
0
1998
1999
2000
2001
6
12
12
16
ROE target 12%
6

M&As IN 2001

Building the SembCorp Industries of tomorrow

SBU	M&A Activity	The Result
Utilities	❖ Phu My 3 Power Plant (Vietnam) ❖ Qianan SembCorp Cogeneration Co. (China) ❖ Additional 20% stake in SembCogen	➢ First mover advantage in Vietnam ➢ Entry into China's power market ➢ SembCogen now a 70%-owned subsidiary
E&C	❖ Acquired Simon-Carves ❖ Invested in 40% stake of HydraMac	➢ Expertise in up-stream process engineering ➢ Extend use of land reclamation technology

7

M&As IN 2001

Building the SembCorp Industries of tomorrow

SBU	M&A Activity	The Result
Environmental Engineering	❖ Acquired 40% stake in SembSITA ❖ Invested in 60% stake of SembVISY Recycling	➢ Now have 100% of medical waste market share and 28% of ICW market ➢ Future revenue stream from post-processing plant
Logistics	❖ SembCorp Logistics (Malaysia) ❖ Partnership with Goodpack ❖ SembCorp Logistics (Australia) ❖ JV with Zenecon	➢ Entry into Malaysian supply chain management market ➢ Exclusive global use of patented intermediate bulk containers ➢ Entry into supply chain management in Australia & New Zealand ➢ Entry into wine logistics

8

M&As IN 2001

Building the SembCorp Industries of tomorrow

SBU	M&A Activity	The Result
Marine Engineering	❖PPL Shipyard	➢ Boosted rig building capabilities
	❖Mauà Jurong	➢ Tap into offshore and conversion markets in Gulf of Mexico and West Africa
	❖Dalian Cosco Marine Engineering Co.	➢ Expansion into growing Chinese market

Total investments committed since 2001: $250m

9

DIVESTMENTS IN 2001

Despite the poor economy, we made several divestments:

		$M
Marine Services Business		205.6
Other Divestments		48.9
Permasteelisa Pacific Holdings	12.6	
Singapore-Suzhou Industrial Holdings	9.8	
Asia Internet Holding	8.4	
Indo-Sembawang-Nippon Glass	8.1	
APLS-Bok Seng Logistics	3.0	
Wuxi Hitachi Maxell	3.0	
Others	4.0	
		254.5

To date, over $1.3 billion of capital reallocated

10

OUR MANAGEMENT PHILOSOPHIES SINCE 1998

- Retain businesses with engineering and technology content
- Regional leadership with global reach
  - No.1 or 2 in Asia (ex-Japan), or exit the business
- Strong financial discipline: Net income, ROE > 12%, EVA enhancing – to give superior returns over industry peers

11

THREE YEARS ON

- Focus achieved with 5 Key Businesses. Divestments unlocked $1.3bn in value
- Logistics and Marine in global league. Utilities, E&C, EE strong in Asia (ex-Japan). M&A strategy bearing fruit
- Consistent profit growth. ROE target exceeded. EVA down due to growth phase

12

FINANCIAL REVIEW

13

PROFIT & LOSS

$M	FY01	FY00	%▲
Turnover	3,225.2	2,894.9	11
Profit attributable to shareholders	176.1	116.6	51
Profit attributable to shareholders (excluding exceptional items)	151.6	116.4	30
Profit before tax	340.3	250.0	36
EBIT	335.4	299.6	12
EBITDA	484.2	437.6	11

14

CONTRIBUTION TO TURNOVER (%) – by businesses


In Devt. & Corporate
Marine Engrg
19
26
4
Enviro Engrg
E&C
19
15
17
Logistics
Utilities
FY01
In Devt. & Corporate
Marine Engrg
24
26
2
Enviro Engrg
22
15
E&C
11
Logistics
Utilities
FY00

15

CONTRIBUTION TO TURNOVER (%) – by geographical areas


Rest of Asia
18
Others
7
59
16
Europe
Singapore
FY01
Rest of Asia
18
Others
4
17
Europe
61
Singapore
FY00

16

EXCEPTIONAL ITEMS

	FY01 ($M)
Gain / (loss) on disposals / dilution of interest in investments and business	111.7
Impairment of assets and investments	(33.4)
Others	(35.5)
Exceptional Items before tax and minority interest	42.8
Less: Tax and minority interest	(18.3)
Net Exceptional Items	**24.5**

17

CONTRIBUTION TO PATMI

$M	FY01	FY00	% ▲
Key Businesses			
Utilities	36.0	14.7	145
Engineering & Construction	5.6	2.2	155
Environmental Engineering	8.0	1.2	567
Logistics	55.9	34.2	63
Marine Engineering	50.4	48.0	5
	155.9	**100.3**	**55**
In Development & Corporate	**20.2**	**16.3**	**24**
TOTAL	176.1	116.6	51

18

CONTRIBUTION TO PATMI (%)



In Devt. & Corporate
Marine Engrg
E&C
Utilities
Enviro Engrg
Logistics
3
11
29
20
5
32
FY01
In Devt. & Corporate
E&C
Marine Engrg
Utilities
Enviro Engrg
Logistics
14
2
41
13
29
1
FY00

19

FINANCIAL INDICATORS

	FY01	FY00	% ▲
ROE (%)	18.7	11.5	63
ROE excl. EI (%)	16.1	11.5	40
ROTA (%)	5.9	4.7	26
EPS (cts per share)	10.96	7.27	51
WACC (%)	8.2	9.0	(9)
EVA ($m)	(17.2)	(10.9)	(58)
CAPEX ($m)	440	1,219	(64)

20

FINANCIAL INDICATORS

	Dec 31, 2001	Dec 31, 2000	% ▲
NTA per share ($)	0.59	0.52	13
Net Gearing (times)	1.3	1.1	18
Net Gearing (excluding PF*)	1.0	0.9	11
Interest Cover (times)	5.4	5.1	6

* PF - Project Financing

21

BALANCE SHEET

$M	Dec 31, 2001	Dec 31, 2000	% ▲
Non-current assets	3,602.0	2,808.2	28
Current assets	2,604.2	2,580.3	1
Less: Current liabilities	(2,948.3)	(2,986.9)	(1)
	3,257.9	2,401.6	36
Term loan	(1,386.4)	(858.5)	61
Non-current liabilities	(168.3)	(167.6)	-
	1,703.2	**1,375.5**	**24**
Share capital & reserves	1,031.5	847.8	22
Minority interests	671.7	527.7	27
Capital Employed	**1,703.2**	**1,375.5**	**24**

22

CASH FLOW STATEMENT

$M	FY01	FY00
Cash flow from:		
Operating activities		
- before change in working capital	404	405
- change in working capital	(538)	(78)
	(134)	327
Investing activities	(59)	(878)
Financing activities	(63)	600
Net (decrease)/increase in cash & cash equivalents	(256)	49
Cash & cash equivalents at start of year	658	609
Cash & cash equivalents at Dec 31	**402**	**658**

23

CAPEX – FY01

Total CAPEX for 2001 = $440m

		$M
Major investment items:		**170**
Simon-Carves	40	
SembCorp Cogen	22	
Phu My 3 BOT Company	30	
Qianan cogeneration plant	11	
PPL Shipyard	15	
Mauà Jurong	22	
S. Daniels	27	
Others	3	
Major fixed asset items:		**270**
Plant & Machinery	144	
Capital WIP	84	
Land & Buildings	18	
Marine Vessels	23	
Others	1	

24

DIVIDEND

- The Board recommends a 12% ordinary dividend (3.0 cents per share) for FY2001
- For FY2000, the dividend paid was 10% (2.5 cents per share)

25

FINANCIAL REVIEW BY KEY BUSINESSES

26

UTILITIES

	FY01	FY00	%▲
Turnover ($m)	549.5	308.1	78
PATMI ($m)	36.0	14.7	145
ROE (%)	16.3	7.4	120
EVA ($m)	0.3	(3.1)	NM
Net Gearing (times)	2.8	0.7	300
Net Gearing (excluding PF*)	1.2	-	NM

* PF - Project Financing

27

ENGINEERING & CONSTRUCTION

	FY01	FY00	%▲
Turnover ($m)	646.1	662.7	(3)
PATMI ($m)	5.6	2.2	155
PATMI excl. EI ($m)	5.6	23.2	(76)
ROE (%)	7.6	4.7	62
ROE excl. EI (%)	7.6	53.0	(86)
EVA ($m)	(11.8)	14.3	NM
Net Gearing (times)	0.2	1.2	(83)

28

ENVIRONMENTAL ENGINEERING

	FY01	FY00	%▲
Turnover ($m)	140.6	71.6	96
PATMI ($m)	8.0	1.2	567
ROE (%)	5.6	3.6	56
EVA ($m)	(11.8)	(6.6)	(79)
Net Gearing (times)	-	3.0	NM

29

LOGISTICS

	FY01	FY00	%▲
Turnover ($m)	473.0	448.3	6
PATMI ($m)	89.8	46.9	91
PATMI excl. EI ($m)	62.9	46.6	35
ROE (%)	43.3	24.8	75
ROE excl. EI (%)	30.3	24.7	23
EVA ($m)	(7.3)	9.7	NM
Net Gearing (times)	0.4	1.9	(79)

30

MARINE ENGINEERING

	FY01	FY00	%▲
Turnover ($m)	854.5	763.0	12
PATMI ($m)	82.7	79.8	4
ROE (%)	9.4	9.6	(2)
EVA ($m)	(2.3)	(27.3)	92
Net Gearing (times)	-	-	-

31

SECTORAL REVIEW

32

UTILITIES

1998 - 2001



PATMI
$m
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
4%
8%
7%
16%
ROE target 12%

- Strong growth year-on-year
- Gross power generation capacity increased to 1669MW (China, Vietnam, Australia, Singapore)
- Integrated utilities, gas and power generation provide long-term baseload earnings
- SMOE order book at $500m

33

UTILITIES

Key Developments in 2001

- SembCorp Cogen commenced commercial operations in September
- SembCorp Power secured over 60 accounts and 300 MW - 20% share of contestable market
- Acquired a 33.3% stake in Phu My 3 power plant in Vietnam
- HGIW capacity of 30,000m³ per day sold out
- SUT Sakra and SUT Seraya secured 22 new contracts worth over $23m per year

34

UTILITIES

Operating Environment

- Opportunities for integrated utilities in new chemical hubs in the Asia Pacific region eg. China, Australia
- Opportunities from liberalisation of regional energy markets
- Local energy market deregulation is expected to increase competition and put pressure on pool prices

Outlook

- First full year of operations for SembCorp Cogen and SembCorp Power in 2002
- Singapore's first 30 mgd desalination plant - results of bid expected in 4Q2002
- Genco bid expected 4Q2002/1H2003

35

ENGINEERING & CONSTRUCTION

1998 - 2001


PATMI
$m
40
30
20
10
0
-10
-20
-30
1999
2000
2001
61%
5%
8%
-31%
ROE
target 12%

- Moved up value chain to process engineering
- Expertise in deep tunneling, transportation and land reclamation
- Orderbook at $1.84bn (incl. fee-based projects)
- Book to bill 2.78

36

ENGINEERING & CONSTRUCTION

Key Developments in 2001

- Secured more than $1.7bn worth of new projects in FY01
- Acquired Simon-Carves for upstream engineering capabilities in oil & gas, petrochemical, chemical, pharmaceutical and nuclear sectors
- Secured first land reclamation project using the "BulClaimer" technology

37

ENGINEERING & CONSTRUCTION

Operating Environment

- Total construction demand in Singapore contracted 40% last year
- Regional construction market has been badly affected since 1997 due to lack of investments into the region

Outlook

- Construction industry will remain weak this year
- Opportunities in oil and gas processing projects in Vietnam and Indonesia
- Our strong order book will underpin earnings for next 2-3 years

38

ENVIRONMENTAL ENGINEERING

1998 - 2001

PATMI



$m
8
6
4
2
0
-2
1998
1999
2000
2001
ROE target 12%
8%
4%
-7%

- **Streamline business processes**
- **Build two revenue streams: – materials recovery and incineration**
- **Regional expansion in the mid-term - focus on countries or cities with $10K per capita GDP, start with municipal waste then move into ICW and specialised waste**

39

ENVIRONMENTAL ENGINEERING

Key Developments in 2001

- Semac's refuse collection contracts for five municipal sectors amount to >$400m revenue over 5 years
- Re-engineering at Semac produced savings of $4m for 2001
  - cut vehicle excess capacity from 40% to 10%
  - outsourced all fleet maintenance
  - cut workforce by about 27%
- SembWaste clinched first bundled contract from 5 major hospitals for waste management services
- SembWaste formed JV company with VISY Recycling to build Asia's first automated Materials Recovery Facility
- SembSITA (Australia) won an A$151m, 8-year domestic waste contract in Brisbane, Australia

40

ENVIRONMENTAL ENGINEERING

Operating Environment

- Decline in municipal waste tonnage due to economic downturn cuts disposal costs, gives improved margins
- Industrial and commercial waste sector also affected by economic slowdown
- Increasing emphasis on waste minimisation and recycling in Singapore

Outlook

- Re-engineering will continue
- First Materials Recovery Facility to be in operation by end-2002
- Increase ICW market share over our present 20%
- Two more sectors (Bedok and Tampines) up for bid in 2003

41

LOGISTICS

1998 - 2001



PATMI
$m
90
70
50
30
10
-10
-30
-50
-70
-90
1998
1999
2000
2001
-18%
7%
25%
43%
ROE target 12%

- **Global platform established with KNI and USCO**
- **Pan-Asian network expansion to fuel future growth**
- **Now leading SCM service provider in Asia with 10m sq ft of warehouse space in 100 locations**

42

LOGISTICS

Key Developments in 2001

- Divested marine business for $206m
- KNI's acquisition of US-based USCO completes our global SCM platform
- Pan-Asian network expanded to Australia and Malaysia
- Acquired 3% stake in Goodpack and reserves global exclusive use of patented-IBCs

43

LOGISTICS

Operating Environment

- Global consolidation will result in 10 -15 major players
- Outsourcing by companies still on uptrend
- China's GDP growth will fuel domestic consumption and logistics demand and its entry into WTO will spur export growth
- China and India still showing strong growth especially in FMCG, pharmaceuticals and chemicals

Outlook

- China and India economies expected to enjoy good growth
- New revenue streams from network expansion, concentrate on Japan market entry
- Emerging Lead Logistics Provider (LLP) concept

44

MARINE ENGINEERING

1998 - 2001


PATMI
$m
90
80
70
60
50
40
30
20
10
0
ROE target 12%
9%
10%
10%
9%
1998
1999
2000
2001

- Steady reliable earnings
- Global hub strategy will strengthen future earnings
- Orderbook (excl. shiprepair) at $1.4bn

45

MARINE ENGINEERING

Key Developments in 2001

- Execution of Global Hub Strategy on track:
  - Mauà Jurong in Brazil and Dalian Cosco Marine in China
- Acquired 50% stake in PPL to boost rig building capabilities
- Disposed entire interest in Neptune Associated Lines, a ship owning and chartering company
- Mauà Jurong secured first contract of $270m from Petrobas

46

MARINE ENGINEERING

Operating Environment

- Shiprepair demand expected to be firm for the next 2 years
- Continuing competitive pressure from emerging low cost centres such as China and Vietnam
- Ship conversion market very active with strong demand for floating production units
- Crude oil price to stabilise around US$16-20bbl, a level that should support global economic recovery

Outlook

- Execution of global hub strategy will start bearing fruit with contribution from Brazil and China yard in 2002
- First full year of contribution from PPL in 2002
- A healthy $1.4bn orderbook and $400m shiprepair bookings will underpin performance

47

GROUP REVIEW AND OUTLOOK

48

GROUP STRATEGY



Pursuing value-creating growth
Shareholder Value
Value Curve
We're here
Restructuring & Divestments
Forming Strategic Alliances
Growth through Strategic Alliances and M&As
Time
2000
Capital reallocated to:
– Utilities
– Logistics
– EE
Leveraging on first mover advantage
Move to high value
49

PRIORITIES FOR 2002/2003

Utilities	Engineering & Construction	Environmental Engineering	Logistics	Marine Engineering
• Bid for PUB's 30mgd desalination plant • Regional power player through M&As • Bid for one of the three local gencos • Extend integrated utilities beyond Singapore • Expand demand for natural gas through new applications eg. CNG	• Increase regional business in pharmaceutical and oil & gas with Simon-Carves' capabilities • Continue M&As/alliances to enhance core competencies • Expand to new markets in Europe and Middle East • Focus on projects with high engineering content	• Complete Asia's first automated MRF and build new revenue streams from recycling • Stream line operations process in Singapore • Increase market share in Australia • Develop regional business • Widen service offerings - liquid hazardous waste, biomass etc	• Expand network into Japan, Taiwan and rest of Asia • Seek M&A opportunities to expand network in China • Develop more innovative solutions. eg. RFID and cold-box • Expand services to other government departments in Singapore	• Execute global hub in China and Middle East • Expand Brazilian operations • Focus on higher-end ship repair • Focus on offshore rigs and semi-submersibles

50

MANAGEMENT TARGET - 2002

This year:-

- Utilities targets earnings growth of at least 50%
- E&C expecting to at least double earnings
- Environmental Engineering targets about 40% earnings growth
- Logistics is targeting earnings growth (excluding EI and Goodwill) of 20%
- Marine expecting earnings growth in the high teens
- Divestment programme to continue - about $800m in value still to be unlocked
- Group CAPEX expected to be around $400m

(These targets must be read and understood in conjunction with the Disclaimer)

51

MANAGEMENT TARGET - 2002

SembCorp Industries expects (barring unforeseen circumstances) to grow earnings by at least 20%.

(These targets must be read and understood in conjunction with the Disclaimer)

52

APPENDIX

53

CONTRIBUTION TO TURNOVER (excludes inter-segment turnover)

$M	FY01	FY00	%▲
Key Businesses			
Utilities	548.3	302.8	81
Engineering & Construction	618.5	632.9	(2)
Environmental Engineering	139.7	71.6	95
Logistics	469.2	444.7	6
Marine Engineering	850.0	757.7	12
	2,625.7	2,209.7	19
In Development & Corporate	**599.5**	**685.2**	**(13)**
TOTAL	**3,225.2**	**2,894.9**	**11**

54

CONTRIBUTION TO TURNOVER - by geographical areas

	FY01 ($M)	%	FY00 ($M)	%	▲ in %
Singapore	1,915.2	59	1,766.9	61	(2)
Rest of Asia	571.6	18	509.7	18	-
Europe	528.2	16	485.9	17	(1)
Others	210.2	7	132.4	4	3
TOTAL	**3,225.2**	**100**	**2,894.9**	**100**	

55

CONTRIBUTION TO PBT (after associates)

$M	FY01	FY00	%▲
Key Businesses			
Utilities	55.5	27.8	100
Engineering & Construction	7.0	15.7	(55)
Environmental Engineering	9.3	2.6	258
Logistics	135.7	65.4	107
Marine Engineering	100.8	96.4	5
	308.3	207.9	48
In Development & Corporate	**32.0**	**42.1**	**(24)**
TOTAL	**340.3**	**250.0**	**36**

56

EXTERNAL BORROWINGS

Currencies	Amount ST	($M) LT	Total S$M Equivalent	As a % of total
S$	897	1,326	2,223	85
US$	241	98	339	13
Others (RM, A$, £)	13	33	46	2
Total	**1,151**	**1,457**	**2,608**	**100**

(Average interest rates for S$ and US$ were 4.47% and 5.72% p.a. respectively.)

57

NET BORROWINGS

$M	As at Dec 31, 2001	As at Jun 30, 2001	% ▲
Short-term	1,151	929	24
Long-term	1,457	1,456	-
Gross	**2,608**	**2,385**	**9**
Less Cash	(409)	(399)	3
Net	2,199	1,986	11

58

GOODWILL & AMORTIZATION

$M	Goodwill	Amortization Charge
Acquisition of:-		
Simon-Carves	36.8	1.1
SembCorp Cogen	7.2	0.3
S. Daniels	14.1	0.4
Additional Shares in JPL Industries	17.1	1.5
Others	0.3	-
	75.5	3.3

59

UTILITIES

$M	FY01	FY00	% ▲
Turnover			
Oil & Gas	201.0	164.9	22
Centralised Utilities	185.8	132.8	40
Chemical Feedstock	10.0	10.4	(4)
Gas	-	-	NM
Power Generation	108.4	-	NM
Power Supply	64.1	-	NM
Head Office & others	(19.8)	-	NM
Total	**549.5**	**308.1**	**78**
PATMI			
Oil & Gas	16.3	10.2	60
Centralised Utilities	17.7	9.8	81
Chemical Feedstock	2.0	1.5	33
Gas	2.5	0.1	NM
Power Generation	5.6	(5.9)	NM
Power Supply	0.1	-	NM
Head Office & others	(8.2)	(1.0)	NM
Total	**36.0**	**14.7**	**145**

60

ENGINEERING & CONSTRUCTION

$M	FY01	FY00	% ▲
Turnover mix			
Singapore	455.1	652.4	(30)
Rest of Asia	75.9	10.3	637
Europe	115.1	-	NM
Total	**646.1**	**662.7**	**(3)**

61

ENGINEERING & CONSTRUCTION

Order Book (incl. fee-based projects): $1.84bn

Major Projects (Singapore)	**$m**	**Client**
Kallang/ Paya Lebar Expressway (c422)	257	LTA
Kallang/ Paya Lebar Expressway (c421)	235	LTA
Tuas View Reclamation	198	JTC
Anhydride Plant	128	Continental Plasticizer

62

ENGINEERING & CONSTRUCTION

Major Projects (Overseas)	$m	Client
Simon-Carves' Projects	95	Various
Alkyd Resin/ Latex Plant	49	Continental Specialties (Guangzhou)
GE Medical	44	GE (Beijing)
Peciko 3rd Train Gas Treatment Plant	34	TOTAL (Indonesia)

63

LOGISTICS

$M	FY01	FY00	%▲
Turnover			
Supply Chain Mgt	380.5	313.9	21
Offshore Logistics	51.9	51.2	1
Marine Services	40.6	83.2	(51)
Total	**473.0**	**448.3**	**6**
PATMI			
Supply Chain Mgt	53.9	28.4	90
Offshore Logistics	15.8	15.4	3
Corporate & Elimin	(14.3)	(14.5)	1
Subtotal	**55.4**	**29.3**	89
Marine Services & others	9.9	17.3	(43)
Total (before EI and Non-recurring Item)	**65.3**	**46.6**	**40**
Non-recurring Item	(2.4)	-	NM
EI	26.9	0.3	NM
Total	**89.8**	**46.9**	**91**

64

MARINE ENGINEERING

$M	FY01	FY00	%▲
Turnover mix			
Shiprepair	486	382	27
Shipbuilding	104	84	24
Offshore	204	244	(16)
Others	60	53	13
Total	**854**	**763**	**12**

65

IN DEVELOPMENT CONTRIBUTION TO PATMI

$M	FY01	FY00	%▲
Food Processing & Distribution	20.4	17.1	19
Minting	2.2	6.3	(65)
Industrial Parks	7.7	9.5	(19)
Internet Service Provider	(1.8)	(5.6)	68
IT Services	3.5	4.3	(19)
Building Materials	-	(9.6)	NM
Travel & Retail	1.6	(10.0)	NM
Others *	(3.9)	2.3	NM
TOTAL	**29.7**	**14.3**	**108**

* Includes Heavy Infrastructure, Properties, Financial Services, Hotels & Resorts

66

DISCLAIMER

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. Investors can identify some of these statements by forward-looking terms such as 'expect', 'believe', 'plan', 'intend', 'estimate', 'anticipate', 'may', 'will', 'would', and 'could' or similar words. However, you should note that these words are not the exclusive means of identifying forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations.

Some of the key factors that could cause such differences are, among others, the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

Given these risks, uncertainties and assumptions, the forward-looking events referred to in this presentation may not occur and actual results may differ materially from those expressly or impliedly anticipated in these forward-looking statements. Investors are advised not to place undue reliance on these forward-looking statements.

Investors should assume that the information this presentation is accurate only as of the date it is issued. SembCorp Industries' business, financial condition, results of operations and prospects may have changed since that date. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

67

SembCorp Industries

68

Rule 12g3-2(b) File No.825109

MASNET No. 87 OF 20.02.2002
Announcement No. 89

SEMBCORP INDUSTRIES LTD

Statement Of Material Facts

SMF-final(without pricing).pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/02/2002 to the SGX

PART VI, FIFTH SCHEDULE OF
THE COMPANIES ACT, CHAPTER 50

STATEMENT OF MATERIAL FACTS

Copies of this document have been lodged with the Registrar of Companies and Businesses (Registrar) and the Singapore Exchange Securities Trading Limited (SGX-ST), who or which takes no responsibility for the contents of this document. Neither has the Registrar nor the SGX-ST in any way considered the merits of the shares as an investment.

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

9 Bishan Place
#08-00 Junction 8
Singapore 579837

February 20, 2002

1. **State the business carried on and to be carried on by the issuer and its subsidiaries and the general development of the business within the preceding three years and indicate any material changes in the affairs of the issuer since the last annual report.**

Business carried on by the issuer and its subsidiaries and general development of the business within the preceding three years

(a) History

SembCorp Industries Ltd (the Company or SembCorp Industries) was incorporated in the Republic of Singapore on May 20, 1998 under the Companies Act, Chapter 50 of Singapore (the Companies Act). On October 3, 1998, pursuant to a scheme of arrangement under Section 210 of the Companies Act, Singapore Technologies Industrial Corporation Ltd (STIC) and Sembawang Corporation Limited (SCL) were merged under SembCorp Industries and became its wholly-owned subsidiaries.

The Company's principal activities are those of an investment holding company, as well as the corporate headquarters which provides strategy, direction, management services and integrates the activities of its subsidiaries and associated companies.

(b) Principal Business Activities and General Development of the Business of The SembCorp Industries Group

Since incorporation, SembCorp Industries group (the Group) has business operations in five areas, namely:-

- utilities;
- engineering and construction;
- environmental engineering;
- logistics; and
- marine engineering.

The Group has also other operations (classified as "In Development"), largely in the information technology and lifestyle areas. These are companies which the Group plans to reduce its holdings via strategic alliances or divest eventually.

(i) *Utilities*

SembCorp Utilities Pte Ltd (SembUtilities) is an integrated utilities and energy company with six divisions, namely integrated utilities, gas, power generation, power supply, water and chemical feedstock. It operates multi-utility centres and supplies steam, cooling water, refrigerated water and demineralised water to support the petrochemical and chemical industries. It is currently the sole provider of utilities and terminalling services on Jurong Island.

In January 1999, the Group signed a 22-year gas sales agreement with Perusahaan Pertambangan Minyak dan Gas Bumi Negara to import 325 million standard cubic feet per day of natural gas from Indonesia's West Natuna Sea to Jurong Island for use by power generation companies as well as petroleum and chemical companies. The first delivery of gas took place on January 3, 2001.

In the area of power generation and supply, the Group's 815 MW co-generation plant on Jurong Island, SembCorp Cogen Pte Ltd (SembCogen),

commenced commercial operations on September 1, 2001. It is the first privately developed independent power producer and largest cogeneration plant in Singapore. Through SembCorp Energy Pte Ltd, SembUtilities became the first Singapore company to participate in Australia's power generation by acquiring a 30 per cent interest in the 116 MW Kwinana natural gas-fired co-generation power facility in Perth, Western Australia on August 11, 2000. The Group has a 33.3 per cent stake in the Phu My 3 BOT Power Company Ltd, which is constructing a 717 MW combined-cycle power plant in Vietnam, the first power plant to be developed under the "Build-Operate-Transfer" form of investment under Vietnam's law on foreign investment. The plant is expected to start commercial operations before the end of 2003. The Group also has a 65 per cent stake in a 21 MW cogeneration power plant in Qianan City in the Hebei Province of the People's Republic of China. The Group obtained an electricity supply licence from Singapore's Public Utilities Board on September 20, 2000.

The Group also produces and supplies specialised chemical feedstock to petrochemical companies in Singapore, and through SMOE Pte Ltd provides turnkey engineering and construction services for the offshore oil and gas industry.

(ii) *Engineering and Construction*

SembCorp Engineers and Constructors Pte Ltd (SembE&C) specialises in turnkey construction, design consultancy, infrastructure development and project management. It is also involved in plant engineering design and construction of facilities for the oil and gas, petrochemical and power industries.

SembE&C has participated actively in the development of Singapore's physical infrastructure. Some of its notable projects include the construction of the Terminal 2 extension of Changi International Airport, part of the north-east line of the mass rapid transit, and light rapid transit systems for the new housing towns of Sengkang and Punggol. Other key contracts it has secured include a tunnelling contract for the new Kallang/Paya Lebar Expressway and land reclamation works.

In May 2001, SembE&C further expanded its capabilities with the acquisition of UK-based process engineering consultant, Simon-Carves. This global acquisition has extended SembE&C's upstream engineering capabilities to include polymer, petrochemical, pharmaceutical and agrochemical industries.

The current engineering and construction order book of SembE&C is approximately S$2 billion.

(iii) *Environmental Engineering*

The Group's entry into this business was via SembCorp Waste Management Pte Ltd (SembWM) which provides integrated waste management services to the Asia Pacific region. Its activities include waste collection and transportation, industrial cleaning, waste re-cycling and re-use, waste-to-energy incineration, landfilling and consultancy and engineering.

In September 1999, SembWM signed a joint venture agreement with SITA Group, Europe's largest environment services company and the world's third largest waste management company, to form a 60/40 per cent joint venture company, SembCorpSITA Pte Ltd. The latter will undertake projects spanning the entire integrated waste management value chain. The territorial coverage of the exclusive alliance includes the 10 ASEAN countries.

In August 2000, SembWM acquired 100 per cent of Semac Pte Ltd (Semac), Singapore's largest full service waste management company. Semac expanded SembWM's waste collection capabilities substantially in terms of assets and customer base, systems and processes, waste collection, disposal and scheduling network. Semac has a 25-year track record and presently serves more than half a million households and over 30,000 shops, offices, commercial buildings and industrial estates across the island.

Recently in November 2001, SembWM formed a 60/40 joint venture with Australia-based Visy Paper Pty Ltd (Visy Paper) to build Asia's first fully automated Materials Recovery Facility in Singapore. Visy Paper is a global leader in recycling and is part of Visy Industries, the world's largest privately-owned paper and packaging company.

(iv) *Logistics*

Through SembCorp Logistics Ltd (SembLogs), the Group provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies, and hazardous goods management.

SembLogs' competency lies in the provision of integrated logistics services in supply chain management and offshore logistics. It is one of the largest supply chain management companies in Asia, managing about 9.7 million square feet of warehousing space and some 850,000 line items of inventory with value exceeding US$1.5 billion.

The Group has also established a niche in the regional offshore logistics business. It owns and operates the Loyang Offshore Supply Base in Singapore and similar supply bases in China and Thailand to support the growing offshore drilling and development activities of the oil and gas industry in Asia.

In December 2000, SembLogs entered into a global strategic partnership with Kuehne & Nagel International (KN) to collaborate globally in supply chain management. KN is the world leader in sea freight and one of the top five airfreight forwarders in the world. It also has extensive supply chain operations in Europe.

In this partnership arrangement, SembLogs acquired 20 per cent of KN while KN acquired 5 per cent of SembLogs with options to increase its stake in the latter exercisable until May 2003.

Subsequently, in May 2001, KN acquired USCO Logistics, a United States-based supply chain management company with operations in North America from Canada down to Mexico. With USCO, the global partnership has completed its global coverage where SembLogs will take leadership in supply chain management projects in Asia Pacific, KN in Europe and USCO in the United States.

SembLogs was involved in the marine services business such as salvage and towage activities until mid-2001 when it completed the divestment of the bulk of the marine services business to PSA Marine (Pte) Ltd.

In the course of 2001, SembLogs expanded its Asia Pacific network to include Malaysia and Australia. Its network now covers 11 countries in the region, its dominant markets being Singapore, China and India.

(v) *Marine Engineering*

Undertaken through SembCorp Marine Ltd (SembCorp Marine), this business focuses principally on ship repair, shipbuilding, specialised ship conversions and offshore projects.

The Group owns one of the largest combined ship repair facilities in East Asia with docking capacity of approximately 1.9 million deadweight tonnes.

Its operations in Singapore cover five local shipyards – Jurong Shipyard, Sembawang Shipyard, SML Shipyard, Atlantis Shipyard and PPL Shipyard. With the development of a global hub of a network of strategically located shipyards, the Group also has overseas operations that include PT Karimun Sembawang Shipyard in Indonesia, Bohai Sembawang Shipyard (Tianjin) Co. Ltd in China and Mauà Jurong S.A. in Brazil.

In the area of offshore activities, the Group has capabilities in the construction of rigs and offshore platforms for the oil and petrochemical industries.

The order book of SembCorp Marine currently exceeds S$1 billion.

(vi) *In Development*

Industrial Parks

Through SembCorp Parks Holdings and SembCorp Parks Management Pte Ltd, the Group invests, owns, operates and manages the following industrial parks:-

- Batamindo Industrial Park, in Indonesia
- Bintan Industrial Estate, in Indonesia
- Wuxi-Singapore Industrial Park, in China
- Vietnam Singapore Industrial Park, in Vietnam
- Karimun Marine & Industrial Complex, in Indonesia

The industrial parks serve a diverse range of industries and provide a "one-stop" service to facilitate quick start-up of business for tenants. The total service concept includes supporting services such as providing assistance and advice in obtaining all the necessary operating permits and licenses, recruitment of workers to fit investors' specific requirements, and providing infrastructure support and amenities such as accommodation for workers and executives.

Food Processing and Distribution

Operating through Singapore Food Industries (SFI), this business is involved in food importing, wholesale and retail distribution, processing and manufacture of food products, butchery, institutional catering, provision of abattoir and hog auctioning services.

The Group has capabilities in food production, processing and distribution, with facilities in China, Australia and the United Kingdom. It is also able to enhance the shelf-life of certain food products with the possession and use of technology.

It owns brand names of meat products that are market leaders in Singapore, as well as a well-recognised brand of chilled-ready meals marketed in the United Kingdom and Europe.

In 2001, SFI acquired a 29.9 per cent stake in S Daniels Plc (S Daniels), a company involved in the manufacture, processing and distribution of chilled fresh food products that are targeted at food retail outlets and major supermarket chains. Its investment in S Daniels enables SFI to enter new segments in the chilled convenience food business in the United Kingdom.

Minting

The minting business covers design and minting of circulation coins, production of commemorative issues, and sale of numismatic items. These activities are undertaken by Singapore Precision Industries Pte Ltd.

Internet Services

The Group provides Internet access and related on-line services through Pacific Internet Ltd (PacNet), Singapore's leading Internet Services Provider (ISP). As the first Asian ISP listed on NASDAQ, PacNet offers Internet and broadband access, internet data centre services and e-commerce services in Singapore, Hong Kong, the Philippines and Australia.

Having a subscriber base exceeding 380,000, PacNet leverages on its regional base, synergy and business contacts to provide savings for its subscribers across the region. The company's efforts at delivering quality service and products were recognised when readers of Computerworld magazine voted it the "Best ISP" in Singapore for three consecutive years in 1997, 1998 and 1999. In 1999, readers of Telecom Asia magazine voted PacNet the "Best ISP" in Asia Pacific.

Save as publicly announced by the Company on January 4, 2001, February 2, 2001, February 6, 2001, February 8, 2001, February 22, 2001, March 1, 2001, August 15, 2001, October 18, 2001, and February 20, 2002 since the audited accounts of the Company for the financial year ended December 31, 2000, there have been no other material changes in the affairs of the Group.

2. Set out the description, designation and number of shares being offered by the issuer.

(a) Up to 186,000,000 new ordinary shares of S$0.25 each (the Shares) in the capital of the Company (the Initial New Shares); and

(b) an additional number of up to 27,900,000 new Shares (the Additional New Shares, and together with the Initial New Shares, the New Shares) subject to the exercise of the over-allotment option (the Over-allotment Option),

representing in aggregate approximately 13.32 per cent of the issued ordinary share capital of the Company as at the date of this Statement, will be offered by the Company pursuant to an underwritten accelerated book-build offer (the Offering).

The Offering will be underwritten by Deutsche Bank AG, acting through its Singapore branch (DB) *pursuant to a Placement Agreement (the Placement Agreement) entered into between the* Company and DB on the date of this Statement. Under the terms of the Placement Agreement, the placement price (the Placement Price) of each Initial New Share will be a minimum of S$1.59. To the extent that DB places the Initial New Shares at a higher price, such higher price shall be deemed to be the Placement Price for the Initial New Shares. The Placement Price for each Additional New Share will be that agreed between the Company and DB.

The New Shares will be issued as fully paid and will rank pari passu in all respects with the existing Shares as of the date of their issue, except only that the New Shares will not carry the right to any dividends or other distributions (including, without limitation, interim dividends) declared, made or paid by the Company prior to the date of their issue, the record date for which is on or after the date of issue of the New Shares.

3. **Set out the issue or placement price, underwriting discounts or commissions and the estimated net proceeds to the issuer on an aggregate basis. If it is not possible to state the offering price or the underwriting discount or commissions, the method by which *they are to be determined shall be explained. Give the range of the market price during* the previous 90 days.**

Placement Price:	The Placement Price:- (i) in relation to Initial New Shares, is a minimum of S$1.59 for each New Initial Share, which represents a discount of approximately 6.19 per cent to the weighted average price of S$1.6949 for trades in the Shares done on the SGX-ST on February 20, 2002; and (ii) in relation to Additional New Shares, is such price as may be agreed between the Company and DB.
Underwriting, selling and management commissions, and praecipium:	(i) An underwriting commission of 0.85 per cent of the aggregate Placement Price for all the Initial New Shares; (ii) a selling concession of 0.7 per cent of the aggregate Placement Price for all the Initial New Shares;

	(iii) a management commission of 0.2 per cent of the aggregate Placement Price for all the Initial New Shares; and
	(iv) a praecipium of 0.25 per cent of the aggregate Placement Price for all the Initial New Shares.
Incentive fee:	An incentive fee being an amount calculated in accordance with the following formula:- 0.1 X [A-(0.94 X B)] ÷ (0.94 X B) where:- A = the Placement Price of each Initial New Share; and B = the last transacted price at which the Shares were traded on the SGX-ST on February 20, 2002, being S$1.68 for each Share.
Additional New Shares:	In the event that any Additional New Shares are issued, the underwriting commission, selling concession, management commission and praecipium specified above in this paragraph 3 will be payable in respect of such Additional New Shares.
Estimated net proceeds:	Assuming that the Over-allotment Option is not exercised and that 186,000,000 Initial New Shares were issued at the minimum Placement Price of S$1.59 each pursuant to the offer of the Initial New Shares, the estimated net proceeds of the Offering (after deducting underwriting, selling and management commissions, praecipium and estimated expenses of S$5.8 million in aggregate) is approximately S$290 million.
Range of market price of the Shares during the 90-day period immediately preceding the date of this Statement (November 22, 2001 to	S$1.40 to S$1.91 *(Source: Bloomberg)*

February 19, 2002):

4. **State the principal purposes for which the estimated net proceeds to be derived by the issuer from the sale of the shares to be offered are intended to be used and the approximate amount intended to be used for each such purpose. If any material amounts of other funds are to be used in conjunction with the proceeds state the amounts and sources of such other funds.**

The Company currently expects to use the estimated net proceeds to fund future investments and acquisitions to expand its five key business areas, namely, utilities, engineering and construction, environmental engineering, logistics and marine engineering, and for general working capital purposes. The Company has not yet determined the precise amount of the net proceeds to be applied specifically for the purposes indicated. Pending such use of proceeds, the net proceeds may be used to retire or to repay a portion of the Group's outstanding indebtedness and/or placed in deposits.

The Company has no plans to use any material amounts of other funds in conjunction with the net proceeds.

5. **State the place where the issuer was incorporated and the date of incorporation.**

The Company was incorporated in Singapore on May 20, 1998.

6. ***Give names and addresses of the directors of the issuer.***

The names and addresses of the Directors of the Company are set out in Appendix 1.

7. **State the share and the loan capital of the issuer showing, in the case of the share capital, the authorised share capital and the issued and the paid up capital and, in the case of loan capital, the total amount of debentures issued and outstanding at the date of the statement together with rate of interest payable thereon.**

As at the date of this Statement:-

(a) Share Capital

Authorised:

2,000,000,000 ordinary shares of S$0.25 each	S$500,000,000

Issued and paid-up share capital:

1,606,542,611 ordinary shares of S$0.25 each	S$401,635,652.75

(b) Loan Capital S$250,000,000 4.45 per cent Notes Due 2005; S$150,000,000 4.125 per cent. Notes Due 2008; S$100,000,000 3.21 per cent Notes Due 2004 all issued pursuant to the S$500,000,000 Medium Term Note — S$500,000,000

Programme of the Company

8. **Outline briefly the manner in which the shares offered are to be distributed, giving particulars of any outstanding or proposed underwriting, including the name and address of each underwriter.**

The New Shares will be subscribed by DB of 5 Temasek Boulevard, #10-01/02, Suntec Tower Five, Singapore 038985, upon the terms and subject to the conditions set out in the Placement Agreement, including the grant of in-principle approval by the SGX-ST for the listing of and quotation for the New Shares. The offering price for the New Shares will be determined following the completion of the book-building exercise.

9. **Give the profits, prospects and dividends of the issuer and provide the following:-**

(a) **A tabulation for each of the last three financial years immediately preceding the offer in the following format:-**

Please refer to Appendix 2.

(b) **A statement as to the financial and trading prospects of the corporation or group, together with any material information which will be relevant thereto, including all special trade factors or risks (if any) which are unlikely to be known or anticipated by the general public and which could materially affect the profits.**

The outlook for the Group's five key businesses is as follows:-

<u>Utilities</u>

SembCogen, SUT Seraya, SUT Sakra and SembCorp Gas are all now fully operating, and would enable SembUtilities to be a more significant contributor to the Group's earnings. SembUtilities has also embarked on overseas acquisitions to build on its strong domestic operations.

<u>Engineering and Construction</u>

The construction sector in Singapore continues to be difficult and competition remains intense. However, SembE&C has a relatively strong order book of approximately S$1.84 billion as of the current date.

<u>Environmental Engineering</u>

SembWM is now the leading waste collection and recycling service provider in Singapore, and a major player in Australia through its joint venture with SITA. It is expected to show improved profitability in 2002.

<u>Logistics</u>

With the continued expansion of its supply chain management businesses in the Asia Pacific region and harnessing of synergies from its alliance with KN, and through KN, USCO, SembLogs is expected to continue its strong profit growth path.

<u>Marine Engineering</u>

SembCorp Marine's strong order book of approximately S$1.2 billion as of the current date and geographical positionings through acquisitions in China and Brazil will enable it to remain a major and profitable player in the industry.

Overall, the Group is expected to perform better in 2002 than in 2001.

Save as disclosed in the paragraph above, the Directors of the Company are not aware of any material information, including any special trade factors or risks which are unlikely to be known or anticipated by the general public and which could materially affect the profits of the Company or the Group.

(c) **A statement by the directors that in their opinion the working capital available is sufficient, or, if not, how it is proposed to provide the additional working capital thought by the directors to be necessary.**

Please refer to Appendix 3.

10. Give the number of shares in the issuer owned by each substantial shareholder as defined in Section 81 of the Companies Act.

The number of Shares owned by each substantial shareholder as defined in Section 81 of the Companies Act is set out in Appendix 4.

11. Give a brief statement of any material legal proceedings to which the issuer or any of its subsidiaries is a party or of which any of their property is the subject. Make a similar statement as to any such proceedings known to be contemplated.

A. SEMBAWANG CORPORATION LIMITED

(i) <u>Solitaire</u>

In November 1993, SCL, a subsidiary of the Group, was awarded a S$230,000,000 contract by Allseas, owners of the vessel Solitaire (the Owners) for the conversion of a bulk carrier into a dynamically positioned pipe lay vessel. The Owners terminated the contract on October 24, 1995 before works were fully completed alleging failure on the part of SCL to complete the project in time as well as for breaches of certain contractual obligations. SCL is challenging this action and is counter-claiming for damages and work done prior to the wrongful termination.

Arbitration commenced in London between SCL and the Owners in 1996.

In December 2001, the hearing to consider whether the termination of the contract by the Owners is lawful, and whether the progress achieved by the Yard at termination should have given a reasonable ship-owner reasonable assurance that the Solitaire would have been completed on time had the contract not been terminated, was completed. However, no award has yet been announced.

B. SEMBCORP LOGISTICS LIMITED

(i) <u>Dilmun Navigation Company</u>

On February 1, 1999, Dilmun Navigation Company Limited (Dilmun), a Fiji-incorporated subsidiary of SembLogs, was advised by the Fijian Tax Authority that its ship charter fees were not taxable in Fiji. Notwithstanding the advice, Dilmun received additional tax assessments from the Fijian Tax Authority claiming taxes and penalties thereon purported to be payable from 1981 year of income to 1999 year of income. The additional assessments amounting to approximately S$23,000,000 (or F$28,000,000) represent back taxes and penalties on charter

fees earned by Dilmun over the period, which the Fijian Tax Authority considers as royalty income. The Fijian tax consultants and lawyers are of the opinion that the income is charter fees and is not taxable in Fiji.

In July 2000, as a result of two joint written submissions by the tax consultants and lawyers, Dilmun received a revised statement from the Fijian Tax Authority setting out the reduced assessment amount of F$13,000,000 to cover the assessment period from 1989 to 1999.

Subsequently in September 2000, the assessment period has been further revised to cover the period from 1994 to 2000 and the assessment amount was further reduced from F$13,000,000 to F$8,000,000. Of this, the portion relating to the period prior to Dilmun being acquired by the SembLogs group was about F$2,000,000. In respect of this portion, the SembLogs group has recourse, subject to certain terms and conditions, to the former shareholder of Dilmun.

Dilmun's application for leave to apply for judicial review was granted by the High Court of Fiji at the appeal hearing on October 4, 2000. The Court also ordered that the FRCA decision and all proceedings thereunder be stayed until the hearing and determination of the judicial review or until further order by the Court.

At the recent hearing in January 2002, the High Court of Fiji ordered that in light of the ruling of the Fijian Tax Authority on February 1, 1994 that Dilmun's charterparty income could not be taxable in Fiji, as it would be unfair and inequitable for Dilmun to be retrospectively taxed and penalized on its charterparty income earned prior to a date which the Fijian Tax Authority will determine, being either August 4, 1999 or a later date.

C. SEMBCORP UTILITIES PTE LTD (FORMERLY SEMBCORP ENGINEERING PTE LTD)

(i) Civil Suit No. 267 of 1999, *SembCorp Engineering International Pte Ltd* (SembENG Int) v *Askari Power Ltd* (APL) *and ANZ Grindlays Bank Ltd* (ANZ)

In April 1997, APL, in respect of its 40MW power plant project (Project) at Nizampur, Pakistan, entered into:

(1) an Agreement with SembENG Int; and
(2) a Tripartite Agreement with SembENG Int and Mitsubishi Corporation of Japan (Mitsubishi).

Under the Agreement SembENG Int agreed to construct the said power plant for APL and *inter alia* provide a performance bond from ANZ in the sums of ¥221,961,968, S$1,651,804 and PkRs22,089,357.

Under the Tripartite Agreement, Mitsubishi was to supply SembENG Int with diesel power generating equipment to be used for the power plant, and the payment obligations of SembENG Int to Mitsubishi were to be transferred to APL.

In breach of its obligations under the Tripartite Agreement, APL:-

(1) failed to have a Letter of Credit in the sum of S$9,360,224 opened in favour of SembENG Int, which was due 45 days of APL's Notice to Proceed (September 12, 1997);

(2) failed to have a Bank Guarantee issued in favour of Mitsubishi in the amount of ¥1,479,746,453 (which was due 60 days of the Notice to Proceed); and

(3) make advance payments to SembENG Int in the sums of ¥221,961,968, S$1,651,804 and Rs22,089,356 within the time stipulated.

On September 30, 1998 APL suspended the Agreement and the Tripartite Agreement for six months. On March 27, 1999, APL terminated the Agreement and Tripartite Agreement and alleged that SembENG Int owed APL the sum of Rs259,649,292 for unspecified "past liabilities".

On June 21, 1999 SembENG Int filed Civil Suit No. 267 of 1999 in the Court of Senior Civil Judge, Rawalpindi, Pakistan, against APL for damages on account of wrongful termination in the sum of S$3,600,000, costs of work done between August and September 1998, all costs incurred by SembENG Int between October 1, 1998 to March 31, 1999, and additional costs arising out of APL's delay/failure to open the letter of credit. SembENG Int obtained an injunction to prevent a call and payment on the ANZ performance bond.

The said interim injunction was lifted by the Rawalpindi District Court on March 1, 2001. On appeal, the Lahore High Court on June 8, 2001, subject to a contrary ruling by the Rawalpindi District Court, accepted the guarantor bank's position that the performance bond had expired naturally on October 19, 1999 without a valid call having been made. The matter has been remitted to the Rawalpindi District Court for final adjudication. The trial in this matter, originally fixed on February 9, 2002, has been adjourned by the Rawalpindi District Court to March 4, 2002 as a result of the elevation and transfer of the trial judge. The trial is now anticipated to take place in May 2002.

APL had in July 2001 filed an appeal in the Supreme Court of Pakistan against the decision of the Lahore High Court. This appeal has yet to be listed in the Supreme Court.

(ii) <u>Civil Suit No. 291 of 2000, *Askari Power Ltd* (APL) v *SembCorp Engineering International Pte Ltd* (SembENG Int) *and ANZ Grindlays Bank Ltd* (ANZ)</u>

The facts of this case are stated in sub-paragraph D(i) above.

On September 14, 2000, APL filed Civil Suit No. 291 of 2000 against SembENG Int for alleged breach of the Tripartite Agreement. APL alleged that it was a precondition of the Tripartite Agreement that SembENG Int was to make arrangements for a foreign line of credit for APL with Mitsubishi. APL further alleged that the "socio-economic scenario of Pakistan" at the time, and the failure of SembENG Int and Mitsubishi to arrange such line of credit (an alleged obligation upon SembENG Int that SembENG Int wholly denies as unsubstantiated) led to APL being unable to provide a letter of credit to SembENG Int and a bank guarantee to Mitsubishi. Further, APL alleged that SembENG Int failed to have itself registered with the Pakistan Engineers Council.

APL's claim for ¥444,159,837, S$2,114,083 and PkRs28,016,466, plus interest, comprises of recovery of all advance payments made, payments allegedly made by APL (by way of Mitsubishi) to the Japanese Export & Import Bank in an attempt to secure a line of credit.

SembENG Int's application for a stay of proceedings till adjudication of Civil Suit Number 267 of 1999 is still pending.

D. PACIFIC INTERNET LIMITED

(i) <u>Claim against Pacific Internet Limited</u>

In December 2001, a class action suit was initiated in the District Court for the Southern District of New York against PacNet, several underwriters (the Underwriter Defendants) of the initial public offering (IPO) conducted by PacNet on February 5, 1999, and certain of its officers and directors at the material time (the Individual Defendants), alleging, amongst others, violations of certain US Federal securities laws.

In particular, the class action suit alleges that the IPO prospectus issued by PacNet contained statements that were materially false and misleading because it failed to disclose, among

other things, that (i) the Underwriter Defendants had solicited and received excessive and undisclosed fees and commissions in connection with the IPO, and (ii) the Underwriter Defendants had entered into tie-in and other arrangements and agreements with customers, which were designed to and did have the effect of distorting or inflating the price for PacNet shares. It is further alleged that PacNet and the Individual Defendants, individually and in concert with the Underwriter Defendants, engaged in a course of conduct which was intended to artificially inflate and maintain the market price of PacNet shares.

PacNet believes that the claims filed against it in the suit are without merit and is presently in consultation with its insurers in relation to its possible defence of the suit.

In view of the large number of similar class action suits filed, the US courts have consolidated all such suits relating to IPO allocations before a single judge for pre-trial purposes. As part of the overall case management plan, certain test cases will be used to litigate motions to dismiss. Actions against the issuers will not proceed until the outcome of such test cases. PacNet has been advised that it is unlikely that the class action suit against PacNet will be chosen as one of such test cases. The consolidated motion to dismiss is expected to commence in June 2002.

Save as disclosed above, the Directors of the Company have, as at the date of this Statement, no knowledge of any litigation or arbitration to which the Company or its subsidiaries is a party or of which any of their respective properties is the subject or which is contemplated, the outcome of which in the opinion of the Directors of the Company would have a material effect on the financial position of the Company and its subsidiaries taken as a whole.

12. **State the prices at which shares of the issuer have been issued for cash or traded within the 12 months immediately preceding the date of this statement. For shares which have been traded, give price ranges and volume traded for each of those months and for shares which have been issued during those months, state the number of shares issued at each price. If any shares have been issued for services, state the nature and value of the services and give the name and address of the person who received the shares.**

(a) At the extraordinary general meeting held on June 5, 2000, the shareholders of the Company approved the implementation of an employees' share option plan known as the "SembCorp Industries Share Option Plan" (the Plan), as amended from time to time. As at the date of this Statement, 39,593,998 options have been granted to eligible employees under the Plan. Further details of the issue of new Shares pursuant to the exercise of options under the Plan are set out in Appendix 5.

Save as disclosed above and in Appendix 5, no ordinary shares in the capital of the Company have been issued for cash or for services within the 12 months immediately preceding the date of this Statement.

(b) The price range for the Shares and the volume traded on the SGX-ST within the 12 months immediately preceding the date of this Statement are set out in Appendix 6.

13. **Give the dates and parties to and the general nature of every material contract entered into by the issuer not being a contract entered into in the ordinary course of business carried on or intended to be carried on by the issuer or a contract entered into more than two years before the date of the issue of this statement.**

Please refer to Appendix 7.

14. **Give particulars of any other material facts relating to the shares proposed to be offered and not disclosed pursuant to items 1 to 13.**

Warrants

Subject to the terms and conditions of the Placement Agreement, the Company will allot and issue to DB warrants (the Warrants) to subscribe for new Shares, at an aggregate consideration of S$1.00 for all the Warrants. The Company will pay to DB an amount equal to 0.8 per cent of the aggregate exercise price of such Warrants in respect of the Warrants exercised. The number of Warrants to be allotted and issued to DB shall be equal to 50 per cent of the New Shares to be allotted and issued to the Underwriter. The principal terms of the Warrants are set out below:-

Style	:	Call/American
Form and subscription rights	:	The Warrants will be represented by a global Warrant which will be deposited with The Central Depository (Pte) Limited. Subject to the terms and conditions of the Warrants, each Warrant will entitle the Warrantholder to subscribe for one new Share for cash at the Exercise Price during the Exercise Period.
Entitlement	:	Initially one Warrant for one Share
Exercise Price	:	Approximately 107 per cent of the Placement Price for each Initial New Share, being the price at which a new Share may be subscribed for upon the exercise of a Warrant, subject to adjustments in accordance with the terms and conditions of the Warrants.
Exercise Period	:	The period commencing on and including the date of issue of the Warrants and expiring at 5.00 p.m. on February 28, 2003.
Settlement	:	Physical.
Issue price	:	S$1.00 for all the Warrants.

Substantial Shareholders' Agreement

Each of Temasek Holdings (Private) Limited (Temasek) and Singapore Technologies Pte Ltd (STPL) has entered into an agreement dated February 20, 2002 with the Company and DB (the Moratorium Agreement), pursuant to which each of Temasek and STPL has undertaken to the Company and DB not to dispose or transfer any interest in any Shares held by it (directly or beneficially), without the prior consent of DB which shall not be unreasonably withheld, during a period of 90 days from the date of listing and quotation of the New Shares on the Official List of the SGX-ST, save that such undertaking will not apply to (a) any transactions relating to interests in the Shares which are acquired in open market transactions after the listing and quotation of the New Shares on the Official List of the SGX-ST, and (b) any disposal or transfer of Shares held by each of Temasek and STPL to their respective subsidiaries, subject to the relevant subsidiary entering into an agreement on substantially the same terms as the Moratorium Agreement. Each of Temasek and STPL has further undertaken to vote in favour of the share issue mandate at the next annual general meeting of the Company.

Save as disclosed in this Statement, including the Appendices to this Statement, and the announcement dated February 20, 2002 of the unaudited results of the Group for the financial year ended December 31, 2001, the Directors of the Company are not aware of any other material facts relating to the New Shares.

15. Give the last audited balance sheet of the issuer.

The last audited balance sheet of the Company as at December 31, 2000 and the last unaudited balance sheet of the Company as at December 31, 2001 are set out in Appendix 8.

16. Give a table or statement indicating:

(a) the net asset backing per share of the issuer as at the date of the last audited accounts.

The net asset backing per Share as at December 31, 2000, being the date of the last audited accounts of the Company, was S$0.29 as previously reported and S$0.31 as restated. The restatement is in compliance with the new/revised Statements of Accounting Standards which became effective in the financial year 2001.

The net asset backing per Share as at December 31, 2001 (based on the last announced unaudited accounts of the Company) was S$0.57.

(b) the effect of the issue on the net asset backing per share.

The issue of the Initial New Shares will increase the net asset backing per Share of the Company as at December 31, 2000 (based on restated audited accounts) by S$0.14 to S$0.45.

The issue of the Initial New Shares will increase the net asset backing per Share of the Company as at December 31, 2001 by S$0.12 to S$0.69.

Dated February 20, 2002

The foregoing constitutes full and true disclosure of all material facts relating to the New Shares offered by this Statement of Material Facts.

LINDA HOON SIEW KIN
Group Company Secretary

For and on behalf of the Board of Directors of
SEMBCORP INDUSTRIES LTD

PETER SEAH LIM HUAT
Chairman

WONG KOK SIEW
Deputy Chairman and
Chief Executive Officer

To the best of our knowledge, information and belief, the foregoing constitutes full and true disclosure of all material facts relating to the New Shares offered by this Statement of Material Facts.

For and on behalf of
Deutsche Bank AG,
acting through its Singapore branch

Appendix 1

Names and Addresses of the Directors of the Company
referred to in paragraph 6 of this Statement

The names and addresses of the Directors of the Company are as follows:-

	Name	Address
1.	Peter Seah Lim Huat (Chairman)	45 Binjai Park Singapore 589845
2.	Wong Kok Siew (Deputy Chairman and Chief Executive Officer)	46 Namly Avenue Singapore 267617
3.	Ho Ching	24 Rochalie Drive Singapore 248255
4.	Tay Siew Choon	6 Third Avenue Singapore 266579
5.	Lua Cheng Eng	19 Second Avenue Singapore 266670
6.	K Shanmugam	3 Toh Heights Singapore 507804
7.	Lam Chuan Leong	52 Duchess Avenue #02-03 Duchess Crest Singapore 269197
8.	Tetsuro Kawakami	12-8, 2-chome Sumiyoshiyamate Kobe Hyogo, Japan 658-0063
9.	Chumpol NaLamlieng	975/18 Ploenchit Road President Tower, Suite 1801 Lumpini, Pathumwan Bangkok 10330 Thailand

10.	Goh Geok Ling	37 Jalan Kampong Chantek Singapore 588615
11.	Richard Hale OBE	25 Dairy Farm Road #01-02 Singapore 679047

Appendix 2

The Profit and Dividends of the Group and the Company referred to in paragraph 9(a) of this Statement

The profits and dividends of the Group for each of the last three financial years[1] immediately preceding the date of this Statement are as follows:-

Year Ended December 31	Profit Before Tax (S$'000)	Profit/(Loss) After Tax[2] (S$'000)	Exceptional Items (S$'000)	Gross Earnings per Share (cents)[3]	Gross Rate of Dividend (%)
1998[4]	63,173	(20,283)	(129,954)	(3.78)	First and Final: 10% less tax 26%
1999[4]	260,881	179,052	-	7.91	First and Final: 10% less tax 25.5%
2000[4]	264,968	180,228	-	8.09	First and Final: 10% less tax 24.5%
2000[5]	264,999	165,693	(425)	7.27	
2001[6]	340,277	249,511	42,773	10.96	First and Final: 12% less tax 24.5%

1 The Company was incorporated on May 20, 1998. On October 3, 1998, pursuant to a scheme of arrangement under Section 210 of the Companies Act, STIC and SCL were merged under the Company and became its wholly-owned subsidiaries.

2 Based on profit after taxation and before taking into account minority interests.

3 Based on earnings before extraordinary items.

4 Audited results as previously reported, before adjustments to align changes in accounting policies, in compliance with new/revised Statements of Accounting Standards which became effective in the financial year 2001.

5 2000 results as restated in compliance with the new/revised Statements of Accounting Standards which became *effective in the financial year 2001.*

6 Based on unaudited accounts of the Group for the financial year ended December 31, 2001, as announced on February 20, 2002.

The profits and dividends of the Company for each of the last three financial years[1] immediately preceding the date of this Statement are as follows:-

Year Ended December 31	**Profit Before Tax (S$'000)**	**Profit After Tax[2] (S$'000)**	**Exceptional Items (S$'000)**	**Gross Earnings per Share (cents)**	**Gross Rate of Dividend (%)**
1998	67,427	49,363	-	Not meaningful[3]	First and Final: 10% less tax 26%
1999	70,445	52,329	-	Not meaningful[3]	First and Final: 10% less tax 25.5%
2000	71,817	52,214	-	Not meaningful[3]	First and Final: 10% less tax 24.5%
2001[4]	599,079	450,683	-	Not meaningful[3]	First and Final: 12% less tax 24.5%

1 The Company was incorporated on May 20, 1998. On October 3, 1998, pursuant to a scheme of arrangement under Section 210 of the Companies Act, STIC and SCL were merged under the Company and became its wholly-owned subsidiaries.

2 Based on profit after taxation and before taking into account minority interests.

3 Not meaningful, as Gross Earnings per Share is performed on a Group basis.

4 Based on unaudited accounts of the Company for the financial year ended December 31, 2001, as announced on February 20, 2002.

Working Capital Statement
referred to in paragraph 9(c) of this Statement

The Registrar,
Registry of Companies and Businesses,
10, Anson Road, #05-01/15,
International Plaza,
Singapore 079903.

Dear Sirs,

SembCorp Industries Ltd
Proposed offering of up to 213,900,000 new ordinary shares of S$0.25 each (the Shares), comprising:-
(a) up to 186,000,000 new Shares; and
(b) an additional number of up to 27,900,000 new Shares subject to the exercise of the over-allotment option

I, Wong Kok Siew, on behalf of the Board of Directors of SembCorp Industries Ltd, hereby confirm that in our opinion, after taking into account the present banking facilities and the net proceeds of the above proposed offering, the Company and its subsidiaries will have adequate working capital for their present requirements.

Yours faithfully,
For and on behalf of the Board

By:

Name: Wong Kok Siew

Title: Deputy Chairman and
Chief Executive Officer

Appendix 4

Number of Shares owned by each substantial shareholder of the Company referred to in paragraph 10 of this Statement

Based on the Register of Substantial Shareholders maintained by the Company pursuant to Section 88 of the Companies Act, the substantial shareholders of the Company and their respective interests (direct and deemed) in the Shares as at February 19, 2002 are as follows:-

Name of Substantial Shareholder	Direct Interest	Percentage of Issued Share Capital (rounded up to two decimal places)	Deemed Interest	Percentage of Issued Share Capital (rounded up to two decimal places)
Temasek Holdings (Private) Limited	215,054,693	13.39%	712,909,175	44.38%
Singapore Technologies Pte Ltd	711,254,167	44.27%	-	-
Singapore Technologies Holdings Pte Ltd	-	-	711,254,167	44.27%

Appendix 5

Details of Issues of Shares

The Company issued the following shares pursuant to the exercise of options under the Plan within the 12 months immediately preceding the date of this Statement:-

Date	No. of Shares Issued	Subscription Price per Share
January 5, 2001	19,478	S$1.294
January 5, 2001	7,716	S$1.172
January 12, 2001	187,040	S$1.294
January 19, 2001	20,000	S$1.294
February 2, 2001	20,976	S$1.294
February 9, 2001	22,280	S$1.294
February 9, 2001	35,000	S$1.172
February 16, 2001	77,478	S$1.294
February 16, 2001	83,923	S$1.172
February 23, 2001	80,551	S$1.294
March 2,2001	50,862	S$1.172
March 9,2001	18,000	S$1.294
March 16, 2001	3,320	S$1.294
March 23, 2001	40,431	S$1.172
April 6, 2001	61,147	S$1.172
April 20, 2001	5,976	S$1.294
April 27, 2001	23,905	S$1.294
May 4, 2001	5,000	S$1.294
May 4, 2001	30,690	S$1.172
May 11, 2001	139,871	S$1.172
May 18, 2001	40,110	S$1.294
May 25, 2001	5,085	S$1.294
June 15, 2001	35,743	S$1.294
July 13, 2001	12,716	S$1.172
July 20, 2001	5,976	S$1.294
July 27, 2001	4,869	S$1.294
August 3, 2001	48,990	S$1.294
August 10, 2001	63,578	S$1.172
September 7, 2001	19,025	S$1.294
October 26, 2001	30,000	S$1.172
January 11, 2002	1,976	S$1.294
January, 18, 2002	55,862	S$1.172
January 25, 2002	10,000	S$1.294
February 1, 2002	52,679	S$1.294
February 1, 2002	50,863	S$1.172
February 8, 2002	28,332	S$1.294

Appendix 6

Price range of the Shares and volume traded on SGX-ST
referred to in paragraph 12 of this Statement

The price range for the Shares and the volume traded on SGX-ST within the 12 months immediately preceding the date of this Statement are as follows:-

Date	Price Range in S$		Volume Traded (millions)
	High	Low	
Feb 2001	2.03	1.86	31.29
Mar 2001	1.86	1.40	57.18
Apr 2001	1.68	1.48	63.40
May 2001	1.68	1.53	54.41
Jun 2001	1.62	1.53	48.88
Jul 2001	1.70	1.56	25.83
Aug 2001	1.68	1.47	34.24
Sep 2001	1.52	1.17	55.58
Oct 2001	1.62	1.38	45.67
Nov 2001	1.55	1.40	50.67
Dec 2001	1.67	1.44	41.20
Jan 2002	1.75	1.58	87.30
Feb 2002 (as of February 19, 2002)	1.91	1.74	34.15

Source: Bloomberg

Material Contracts referred to in paragraph 13 of this Statement

The dates and parties to and the general nature of every material contract entered into by the Company not being a contract entered into in the ordinary course of business carried on or intended to be carried on by the Company or a contract entered into more than two years before the date of the issue of this Statement are as follows:-

1. Shareholders' Agreement dated September 25, 2000 made between (1) SembCorp Industries Ltd, (2) Singapore Computer Systems Ltd and (3) Chemxlog Pte Ltd in relation to the conduct of affairs of Chemxlog Pte Ltd.

2. Programme Agreement dated October 10, 2000 made among (1) SembCorp Industries Ltd, as issuer, and (2) Citicorp Investment Bank (Singapore) Limited and Overseas Union Bank Limited, as arrangers and dealers, relating to issue of the S$500,000,000 Medium Term Notes Programme.

3. Agency Agreement dated October 10, 2000 made among (1) SembCorp Industries Ltd, as issuer (2) Overseas Union Bank Limited, as issuing and paying agent and agent bank, and (3) HSBC Trustee (Singapore) Limited, as trustee, relating to the S$500,000,000 Medium Term Notes Programme.

4. Trust Deed dated October 10, 2000 made between (1) SembCorp Industries Ltd, as issuer, and (2) HSBC Trustee (Singapore) Limited, as trustee, relating to the S$500,000,000 Medium Term Notes Programme.

5. Master Depository Agreement dated October 10, 2000 made between (1) SembCorp Industries Ltd and (2) The Central Depository (Pte) Limited, in relation to the S$500,000,000 Medium Term Notes Programme.

6. Deed of Covenant dated October 10, 2000 executed by SembCorp Industries Ltd in relation to the S$500,000,000 Medium Term Notes Programme.

7. Subscription Agreement dated October 25, 2000 made among (1) SembCorp Industries Ltd, (2) Overseas Union Bank Limited as Lead Manager, and (3) Citicorp Investment Bank (Singapore) Limited and Hongkong and Shanghai Banking Corporation Limited as Managers.

8. Supplemental Letter dated October 25, 2000 to the Master Depositary Agreement dated October 10, 2000.

9. Placement Agreement dated December 12, 2000 made among SembCorp Industries Ltd, SembCorp Logistics Ltd, and Jardine Fleming Securities Ltd in relation to shares in the capital of SembCorp Logistics Ltd.

10. Agreement dated December 18, 2000 executed among (1) SembCorp Industries Ltd, (2) SembCorp Gas Pte Ltd, (3) SembCorp Cogen Pte Ltd, (4) Tractebel S.A. in relation to the End User Agreement entered into between SembCorp Cogen Pte Ltd and SembCorp Gas Pte Ltd.

11. Agreement dated December 21, 2000 executed between (1) SembCorp Industries Ltd, (2) SembCorp Cogen Pte Ltd (3) Tractebel SA and (4) Citicorp Investment Bank (Singapore) Limited in relation to the enforcement of security pursuant to the financing agreement entered into by SembCorp Cogen.

12. Supplemental Trust Deed dated December 19, 2000 (being supplemental to a Trust Deed dated October 10, 2000) made between (1) SembCorp Industries Ltd and (2) HSBC Trustee (Singapore) Limited.

13. EUA Guarantors' Direct Agreement dated December 21, 2000 made among SembCorp Industries Ltd, Tractebel S.A, SembCorp Cogen Pte Ltd and Citicorp Investment Bank (Singapore) Limited.

14. Deposit Agreement dated February 1, 2001 entered into between SembCorp Industries Ltd, the Bank of New York, as depository, and the Owners and Holders of American Depository Receipts.

15. Placement Agreement referred to in paragraph 2 of this Statement.

16. Moratorium Agreement referred to in paragraph 14 of this Statement.

Appendix 8

Last Audited Balance Sheet of the Company
referred to in paragraph 15 of this Statement

Balance Sheet as at December 31, 2000, being the date of the last audited accounts of the Company

	As restated 2000 (S$'000)
Fixed assets	1,381
Investment in subsidiaries	471,303
Other investments	81
Current assets	540,101
Less: Current liabilities	(262,005)
Net current assets/(liabilities)	
	278,096
	750,861
Less: Non-current liabilities	
Medium Term Note	(250,000)
	500,861
Share capital	401,286
Capital reserves	4,927
Revenue reserves	94,648
Share capital and reserves	500,861

Balance Sheet as at December 31, 2001, being the date of the last unaudited accounts of the Company

	2001 (S$'000)
Fixed assets	1,264
Investment in subsidiaries	2,612,269
Other investments	90
Current assets	654,490
Less: Current liabilities	(1,844,152)
Net current assets/(liabilities)	(1,189,662)
	1,423,961
Less: Non-current liabilities	
Medium Term Note	(500,000)
Other non-current liabilities	(1,248)
	(501,248)
	922,713
Share capital	401,586
Capital reserves	6,111
Revenue reserves	515,016
Share capital and reserves	922,713